Exhibit 99.4

Execution Copy

CONFIDENTIAL

PARTNER COMMUNICATIONS COMPANY LTD.

SHARE PURCHASE AGREEMENT

by and between

SCAILEX CORPORATION LTD.

and

S.B. ISRAEL TELECOM LTD.

November 30, 2012

Execution Copy

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated this 30th day of November, 2012 (the “Agreement”, and the “Effective Date”, respectively), is entered into by and between SCAILEX CORPORATION LTD., a corporation incorporated and existing under the laws of the State of Israel, registered with the Israeli registrar of companies under company number 52-003180-8 (the “Seller”), and S.B. ISRAEL TELECOM LTD., incorporated and existing under the laws of the State of Israel, registered with the Israeli registrar of companies under company number 51-484322-6 (the “Purchaser”). Each of the Seller and the Purchaser is a “Party”, and together the “Parties”.

RECITALS

A.	Partner Communications Company Ltd. (the “Company”) is a public company, incorporated and existing under the laws of the State of Israel, registered with the Israeli registrar of companies under company number 52-004431-4, whose ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”), and American Depositary Shares, each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market (“Nasdaq”).

B.	The Purchaser wishes to purchase from the Seller and the Seller wishes to sell to the Purchaser the Purchased Shares (as such terms are defined hereunder) in exchange for the consideration set forth in Section 2.2 hereunder.

C.	Simultaneously with the execution of this Agreement, the Purchaser enters into the Hutchison Debt Assumption Arrangement (as such term is defined hereunder).

D.	Intending to be legally bound hereby, the Seller and the Purchaser have entered into this Agreement.

E.	Capitalized terms in this Agreement are defined in individual paragraphs of the Agreement or in ARTICLE I.

ARTICLE I

DEFINITIONS

1.1. Definitions and Interpretation. The following terms, as used in this Agreement, shall have the following meanings:

“Advent” means Advent Investments Pte Ltd.

“Advent Release” means a mutual waiver and release document, in the form attached to the Hutchison Debt Assumption Arrangement.

“Additional Purchased Shares” means 2,983,333 Ordinary Shares.

“Affiliate” means a Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with the Person specified.

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“Antitrust Approval” means consent of the Israeli Antitrust Commissioner of the purchase of the Purchased Shares pursuant to this Agreement.

“Applicable Law” means, with respect to any Person, any Israeli or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, writ, injunction, judgment, decree or other ruling enacted, adopted, promulgated or applied by court or other Governmental Authority of competent jurisdiction that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Assignment Cessation Event” means an event of default of the Purchaser under the Hutchison Debt Arrangement that results or may result in the termination or temporary suspension of the Seller’s right to receive the Seller Dividend Portion Entitlement or any portion thereof.

“BLL” means Bank Leumi Le-Israel B.M.

“BLL SPA” means the share purchase agreement between Seller and BLL dated August 21, 2009.

“Business Day” means any day falling Monday through Thursday on which commercial banks in Israel and U.S. are open for business.

“CFO Distributable Profits Confirmation” shall have the meaning set forth in Section 2.2.4.1.

“CFO Net Debt Confirmation” shall have the meaning set forth in Section 4.6.2.

“Closing” shall have the meaning set forth in Section 7.1.

“Closing Cash Amount” means an aggregate amount of NIS250 million, as further set forth in Section 2.2.2. It is made clear that the payment of the Closing Cash Amount is subject to the withholding tax mechanism set forth in Section 2.4 hereunder.

“Closing Date” shall have the meaning set forth in Section 7.1.

“Closing Purchased Shares” means 44,850,000 Ordinary Shares.

“Closing Set-Off” shall have the meaning set forth in Section2.2.3.3.

“commercially reasonable efforts” means the commercially reasonable efforts of the relevant Person, provided that in exercising such efforts no party shall be required to bear or incur any unreasonable burden, cost or expense.

“Companies Law” shall mean the Israeli Companies’ Law, 5759-1999, as shall be amended from time to time.

“Company” shall have the meaning set forth in the Preamble.

“Company Financial Statements” shall have the meaning set forth in Section 4.6.1,

“Company Financial Statements Date” shall mean September 30, 2012.

“Company Options” shall have the meaning set forth in Section 4.1.4.

“Company Permits” shall have the meaning set forth in Section 4.5.2.

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“Company Shareholders Agreement” means the shareholders agreement between the Seller and the Purchaser, in the form attached hereto as Exhibit A, as shall be executed on the Closing.

“Conditions Precedent” means the conditions precedent to Closing set forth in ARTICLE VII herein or the conditions precedent to the Deferred Closing set forth in ARTICLE VIII herein, as the case may be.

“Control” shall have the meaning ascribed to such term under the Securities Law, 1968.

“Controlling Parent” means the parent entity of Purchaser pre-Closing.

“Damages” means any direct and actual, claims, injuries, losses, damages, settlements, judgments, awards, penalties, fines, costs or expenses (including reasonable legal, expert and consultant fees and expenses) but excluding any special, incidental, indirect, punitive or consequential damages (including lost profits, loss of revenue or lost sales).

“DD Completion Date” means December 27, 2012.

“Deadline Date” means February 7, 2013.

“Deferred Closing” shall have the meaning assigned thereto in Section 2.3.5.

“Deferred Closing Date” shall have the meaning assigned thereto in Section 2.3.5.

“Distributable Profits” as such term is defined under the Companies Law. and as such profits are calculated by the Company in the Ordinary Course. It is acknowledged that as of September 30, 2012 the Distributable Profits of the Company were NIS315 million.

“Dividend Deposit Amount” shall have the meaning assigned thereto in Section 2.3.3.1.

“Dividend Deposit Date” shall have the meaning assigned thereto in Section 2.3.2.

“Due Diligence” means legal, financial, commercial and business due diligence to be conducted by the Purchaser relating to or in connection with the Transaction, Seller (limited to review of Indebtedness, Liabilities and exposures resulting therefrom), the Company, the Material Subsidiaries and the Subsidiaries.

“Due Diligence Materials” means any information provided to the Purchaser or its representatives by the Company or by the Seller or its Affiliates in connection with the Transaction and relating to the Company and its Subsidiaries, including the following: (i) materials made available to the Purchaser or its representatives in any “data room” (virtual or otherwise); (ii) materials made available to the Purchaser or its representatives outside the “data room”, including the “information presentation”, “financial projections” and “actuarial review”; (iii) management presentations made available to the Purchaser or its representatives; (iv) written responses provided by or on behalf of the Seller, the Company or their respective Affiliates or representatives to questions submitted by or on behalf of the Purchaser or its representatives; or (v) other written materials prepared by or on behalf of the Seller or the Company or their respective Affiliates or representatives and provided to the Purchaser or its representatives.

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“Escrow Additional Purchased Shares Account” means a special purpose account held by the Escrow Agent for deposition of the Additional Purchased Shares or any portion thereof.

“Escrow Agent” means an individual as shall be mutually agreed by the Parties prior to or upon Closing, who shall act as an escrow agent of both Purchaser and Seller, in accordance with the terms and conditions set forth hereunder.

“Escrow Agreement” shall have the meaning ascribed to such term under Section 2.3.1.

“Escrow Dividend Account” means a special purpose account held by the Escrow Agent for deposition of the Seller Dividend Total Entitlement or any portion thereof.

“Excess Dividend Amount” shall have the meaning set forth in Section 2.2.3.3.

“Extended Deadline Date” means March 27, 2013.

“Finder Fee” shall have the meaning set forth in Section 4.12.

“Fund Entities” means Affiliates of Purchaser.

“Governmental Authority” means any local or foreign governmental authority, governmental organization, commission, authority, Tax authority, stock exchange or any regulatory, administrative or other governmental agency, or any subdivision, department or branch of any of the foregoing.

“HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hutchison Debt Assumption Arrangement” means the arrangement by which Purchaser shall, on the Closing Date and subject to the fulfillment of the Conditions Precedent and such other specific conditions, assume all of Seller’s obligations and rights under the Outstanding Note, except from any and all Seller’s liabilities for actions, omissions, or defaults under the Outstanding Note at any time prior to the Closing Date, all as amended, modified and restated under the Assumption Agreement between the Purchaser and Advent dated of even date hereof (the “Assumption Agreement”), and the Amended and Restated Terms and Conditions of the Notes attached thereto (and such other ancillary documents attached thereto or executed or to be executed in connection therewith).

“Hutchison Group” means Advent, Persall Pte. Ltd., Kelburgh Pte. Ltd and/or any of their Affiliates.

“Hutchison Pledge” means the pledge existing over 19,056,720 Ordinary Shares of the Company as of the date hereof in the benefit of certain entities of the Hutchison Group in connection with the Outstanding Note.

“IFRS” means International Financial Reporting Standards.

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all

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obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (iii) all obligations of such Person under leases required to be capitalized in accordance with IFRS; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) the liquidation value, accrued and unpaid dividends; prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock of such Person; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnification Claim” shall have the meaning set forth in Section 10.2.1.

“Indemnification Entitlement Amount” shall have the meaning set forth in Section 10.2.1.

“Indemnification Notice” shall have the meaning set forth in Section 10.5.

“Indemnified Party” shall have the meaning set forth in Section 10.2.1.

“Indemnity Time Limitation” shall have the meaning set forth in Section 10.3.1.3.

“Indemnifying Party” shall have the meaning set forth in Section 10.2.1.

“ISA” means the Israeli Securities Authority.

“Joining BLL Shares” shall have the meaning set forth in Section 2.1.2.

“Key Employees” shall have the meaning set forth in Section 6.1.2.14.

“Knowledge” means, with respect to any Person that is not an individual, the knowledge after reasonable inquiry of such Person’s directors and executive officers and all other officers and managers having responsibility relating to the applicable matter or, in the case of an individual, knowledge after reasonable inquiry.

“Legal Proceeding” means any action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing Tax auditor investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Liability” means any debt, loss, damage, adverse claim, fines, penalties, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).

“Lien Holder” shall have the meaning set forth in Section 2.3.3.2.

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“Lien Release Notice” shall have the meaning set forth in Section 2.3.3.2.

“Liens” means any pledges, charges, liens, security interests or other encumbrances or third party rights (including any deed of trust, claim, option, right of first refusal, proxy, voting arrangements, right to designate board members, preference, priority, transfer restriction under any shareholder or similar agreement, rights of first or last refusal or possession, or any other restriction or limitation whatsoever, all whether absolute or contingent).

“Management Agreements” means certain management agreements between the Company and Purchaser or the Controlling Parent or Affiliates thereof.

“Material Adverse Effect” means (i) any change, effect, event, occurrence or development that has had, or could reasonably be expected to have, a material adverse effect (which, for the purpose of this clause, shall mean a deviation of more than 17.5% from the status, results and condition of the Company or any of its Material Subsidiaries as of the Effective Date) on the business (including assets), results of operations or condition (financial or otherwise) of the Company and its Material Subsidiaries, taken as a whole, provided that, for the purpose of this clause, one-time, non-recurring, entries in the financial statements of the Company which occurred prior to the Effective Date shall be disregarded and not be taken into account in the calculation of the baseline for purposes of establishing the foregoing deviation, (ii) a material adverse effect on the ability of the Seller to consummate the Transaction or perform its obligations under this Agreement, (iii) the occurrence of an acceleration as a result of an event of default or an acceleration as a result of any other reason with respect to any Indebtedness of Seller, the Company or the Material Subsidiaries, the underlying amount of which is in excess of US$25 million; (iv) a verdict or holding by any court of competent jurisdiction is rendered against the Company or any of its Material Subsidiaries with respect to any Legal Proceedings ordering the Company or any of its Material Subsidiaries, in the aggregate, to pay any amount in excess of NIS50 million in total or which otherwise results in material restriction or limitation on the operation or business of the Company; provided, however, that the following events shall not be considered Material Adverse Effect for the purposes hereof: (a) changes in the economy that do not disproportionately impact the business of the Company or the Material Subsidiaries; (b) changes in generally accepted accounting principles or financial reporting standards; (c) force majeure events; (d) terrorism events or military actions, or (e) reduction in the value of Company’s shares held by Seller, including reduction in the value of such shares in the financial statements of the Seller, provided, however, that, with respect to subsection (e), to the extent that the value of the shares in the market drops as a result of the occurrence of any of the events set forth above in subsections (i)-(iv), Purchaser shall not be prevented from claiming that a Material Adverse Effect has occurred based upon any of such subsections).

“Material Agreements” means all agreements and understandings, instruments, contracts and other business relationships to which the Company or any Material Subsidiary or a Subsidiary (as applicable) is a party, that involve (i) obligations (absolute, potential, contingent or otherwise) of, or payments to or from, the Company, or any of the Material Subsidiaries or a Subsidiary, in excess of NIS20 million in the aggregate; (ii) any Key Employees or Related Affiliates; (iii) the sale of any material assets of the Company or any of the Material Subsidiaries, other than in the Ordinary Course, or the grant to any Person of any preferential rights to purchase or to license (on an exclusive basis or not) any portion of such material assets or to use any of such assets; (iv) a material joint venture with any Person; (v) the acquisition by the Company or by any of the Material Subsidiaries or by a Subsidiary of any operating business or the share capital of any

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other Person, other in the Ordinary Course; or (vi) the share capital, or any other securities or rights convertible or exercisable into share capital, of the Company and/or any Material Subsidiary, including all agreements and arrangement among shareholders of the Company and/or any Material Subsidiary, and all agreements and arrangement related to rights granted with respect to the share capital of the Company and/or any Material Subsidiary;

“Material DD Findings” means when the Due Diligence reveals: (i) finding(s) which have or could reasonably be expected to have in the aggregate a material adverse effect on the business (including assets), status, condition (financial or otherwise), results of operation of the Company and/or any Material Subsidiary, or projections with respect to the future results and prospects of Company and/or any Material Subsidiary; or (ii) any material breach of any Applicable Law, the MoC License and/or any administrative decision or instruction (including any breach of any securities laws, regulations and any instructions or decisions by any securities authority or stock exchange) which have or could reasonably be expected to have in the aggregate a material adverse effect on the Company and/or any Material Subsidiary; or (iii) material misstatements or omissions in the Company Financial Statements or Public Disclosures of the Company; or (iv) finding(s) which have or could reasonably be expected to have, in the aggregate, a material adverse effect on the effectiveness, validity, legality or enforceability of this Agreement or any other ancillary document relating to the Transaction. A “Material DD Finding” shall also mean the failure by the Company to provide timely access to material Due Diligence Materials reasonably requested by the Purchaser, in acknowledging the short time frame available for completion of the Due Diligence.

“Material Subsidiaries” means (i) Partner Future Communications 2000 Ltd.; (ii) Partner Land-Line Communications Solutions LLP.; (iii) Partner Business Communications Solutions LLP.; (iv) 012 Smile Telecom Ltd; (v) Partner Net Ltd.; and (vi) any other direct or indirect Subsidiary of the Company that contributes 10% or more of the EBITDA or revenues of the Company on a consolidated basis or that holds a license from the MoC.

“MoC” means The Israeli Ministry of Communications.

“MoC Approval” means approval of the MoC and the Minister of Communications, to the extent required, issued in connection with the sale and purchase of the Purchased Shares pursuant to this Agreement, the Shareholders Agreement, and any other pledge permits in respect of the Purchased Shares and in favor of the Purchaser or its respective lenders, as applicable.

“MoC License” means the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, and the permit issued by the Ministry of Communications dated April 7, 1998, and all other licenses granted by the MoC to the Company and/or its subsidiaries, as amended and/or restated from time to time.

“Nasdaq” shall have the meaning set forth in the Preamble.

“Net Debt” means (x) short and long term bank loans, plus debentures, minus (y) cash and cash equivalents.

“Ordinary Course” means the ordinary course of business, consistent with past practice.

“Ordinary Shares” means ordinary shares of the Company, par value NIS 0.01 each.

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“Outstanding Note” means that certain Fixed Rate Secured Bullet Notes due April 27, 2014, issued to Advent by Seller on October 28, 2009, in the face value of US$300,000,000.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity of any kind.

“Public Disclosures” means the immediate reports, press releases and reports on form 6-K and 20-F filed by the Company.

“Purchased Shares” shall mean the (i) Closing Purchased Shares, plus (ii) Additional Purchased Shares, namely 47,833,333 Ordinary Shares.

“Purchaser Closing Irrevocable Instructions” shall have the meaning set forth in Section 2.2.3.2.

“Purchaser Directors” means the individuals selected by the Purchaser to serve as directors on the Board of Directors of the Company and the Material Subsidiaries following the Closing, and who qualify to serve as directors, which identity, credentials and assignment per entity shall be provided to the Seller no later than seven (7) Business Days prior to the Closing.

“Purchaser Group” means, collectively, Purchaser, the Fund Entities or any of their respective current or future directors, officers, general partners, members or Affiliates.

“Purchaser Tax Ruling” shall mean a tax ruling or a series of tax rulings to be approved by the Israeli Tax Authorities to (x) confirm that dividends paid by the Company to Purchaser are exempt from withholding tax, (y) confirm that Purchaser shall be treated as a flow-through entity for Israeli tax purposes, and (z) that the Seller Dividend Portion Entitlement shall be deemed to have been paid directly by the Company to Seller regardless of the record date or payment date of such dividend.

“Related Affiliate” means an Affiliate of the Company or of any of the Material Subsidiaries or of the Seller.

“Release Amount” shall have the meaning set forth in Section 2.3.3.2.

“Released Additional Shares” shall have the meaning set forth in Section 2.3.3.1.

“Required Release Documents” shall have the meaning set forth in Section 2.3.3.4.

“Section 350 Proceedings” shall mean proceedings under Sections 350 and/or 351 of the Companies Law, or immediate threat to initiate such proceedings.

“Securities Act” means the Israeli Securities Act of 1968.

“Seller Account” shall have the meaning set forth in Section 2.2.2.

“Securities Documents” shall have the meaning set forth in Section 4.5.3.

“Seller’s Actual Knowledge” means with respect to the Seller, regarding any matter in question where this term is used, the actual knowledge of Mr. Ilan Ben-Dov, Chairman of Seller, Mr. Yahel Shachar, the chief executive officer of Seller, Mrs. Galit Alkalay-David, the chief financial officer of Seller.

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“Seller Closing Irrevocable Instructions” shall have the meaning set forth in Section 2.2.3.2.

“Seller Confirmation” shall have the meaning set forth in Section 2.3.3.3.

“Seller Dividend Portion Entitlement” means an amount of NIS2.56994 per each of the Closing Purchased Shares, subject to the Seller Dividend Portion Entitlement Adjustment, in respect of a Subsequent Distribution which, for the avoidance of any doubt, is attributable to Distributable Profits of the Company as of December 31, 2012, and allocable to Seller for its period of ownership. It is made clear that the payment of the Seller Dividend Portion Entitlement is subject to the withholding tax mechanism set forth in Section 2.4 hereunder.

“Seller Dividend Portion Entitlement Adjustment” shall have the meaning set forth in Section 2.2.4.2.

“Seller Dividend Total Entitlement” means a dividend in an aggregate amount equals NIS115,261,771, which is comprised of (x) the number of Closing Purchased Shares, multiplied by (y) the Seller Dividend Portion Entitlement (i.e., 44,850,000 X 2.56994), subject to the Seller Dividend Portion Entitlement Adjustment. It is made clear that the payment of the Seller Dividend Total Entitlement is subject to the withholding tax mechanism set forth in Section 2.4 hereunder.

“Seller Financial Statements” means the financial statements of the Seller for the period ending on December 31, 2011 and for the 9-month period ending on September 30, 2012 (including any notes thereto).

“Seller Liability Cap” shall have the meaning set forth in Section 10.3.1.2.

“Seller Resigning Directors” means such individuals serving as directors of the Company and/or the Material Subsidiaries, who are not the incumbent external directors under Applicable Law or the Israeli Director, prior to the Closing Date and who will resign from office upon Closing, whose identity is determined by Seller pre-Closing.

“Seller Resolution” shall have the meaning set forth in Section 3.3.

“Share Transfer Deed” shall have the meaning set forth in Section 7.5.1.2.

“Subsequent Distribution” means any amount of dividend paid by the Company to its shareholders, in one or several occasions, following the Effective Date accumulating to the lesser of (i) NIS 400,000,000; and (ii) an amount certified by the CFO of the Company stating the distributable profits of the Company as of December 31, 2012, for the financial years 2011 and 2012 as calculated in accordance with the Company’s accounting policies,.

“Subsidiary” means any Person in which the Company or any Material Subsidiary of the Company owns, directly or indirectly, at least 25% of the voting rights, economic interests or the ability to appoint or elect 25% of the directors of such Person.

“Survival Period” means the survival periods set forth in Section 3.8 and Section 4.13 hereunder.

“TASE” shall have the meaning set forth in the Preamble.

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“Tax” shall include income taxes, levies, social security dues, value added tax, purchase tax, stamp tax, customs duties, import taxes, import levies and any other tax, levy duty or impost imposed under any Applicable Law.

“Third Party Approvals” means all the regulatory approvals set forth in Exhibit B attached herein and all other material regulatory approvals and permits and material third party consents, approvals or clearances that may be required to be obtained for or in connection with the consummation of the Transaction, including all required clearances and approvals relating to compliance with applicable securities and stock exchange rules and regulations (Israeli and foreign) applicable to the consummation of the Transaction.

“Third Party Claim” shall have the meaning set forth in Section 10.5.

“Threshold Amount” shall have the meaning set forth in Section 10.3.1.1.

“Transaction” means any and all transactions contemplated by this Agreement in connection with the sale by Seller, and the purchase by the Purchaser, of the Purchased Shares.

“Transfer” means any direct or indirect, whether with or without consideration, transfer, sale, exchange, assignment, Lien, donation, grant of a security interest in or any other form of disposition or attempted disposition.

ARTICLE II

SALE AND PURCHASE OF SHARES; CONSIDERATION; ESCROW; TAX

2.1. Sale and Purchase of the Purchased Shares.

2.1.1. Closing Purchased Shares. Subject to the terms and conditions of this Agreement and the fulfillment of the Conditions Precedent, at Closing, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, all of the Closing Purchased Shares, free and clear of any Liens (except for the Hutchison Pledge), for the consideration set forth in Section 2.2 hereunder.

2.1.2. Acquisition from BLL. In the event that BLL elects to exercise its tag along rights under the BLL SPA (the “Joining BLL Shares”), to the extent exists, then (i) Purchaser shall be required to acquire the first amount of 3,166,667 Ordinary Shares out of the Joining BLL Shares; and (ii) each of Purchaser and Seller shall be required to acquire 50% of the number of Ordinary Shares in excess of 3,166,667 Ordinary Shares; provided that the Parties’ obligation to acquire the Ordinary Shares from BLL are conditioned upon (i) Seller submitting to BLL the tag notice required according to the BLL SPA within two (2) Business Days (including Sunday) following the Effective Date; and (ii) the terms underlying the acquisition from BLL shall be on terms acceptable to the satisfactions of all parties; and (iii) that Seller and Purchaser shall not, collectively, be required to acquire in excess of 5.3 million shares of the Company from BLL in connection with the exercise of such tag rights.

2.1.3. Additional Purchased Shares.

2.1.3.1. Subject to the terms and conditions of this Agreement and the fulfillment of the Conditions Precedent, at Closing or Deferred Closing, in accordance with the gradual transfer mechanism set forth hereunder and in accordance with Section 2.2.4 hereunder, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, all of the

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Additional Purchased Shares, free and clear of any Liens, in exchange for the consideration set forth hereunder. Seller shall not transfer any of the Additional Purchased Shares to any third party until all of the Additional Purchased Shares shall have been transferred to Purchaser under the terms of this Section 2.1.3, provided that to the extent such Additional Purchased Shares are free and clear, Seller shall be entitled to pledge such shares.

2.1.3.2. Subject to the provisions of Section 2.2.4 hereunder, the Additional Purchased Shares will be transferred, at Closing or Deferred Closing, to the Purchaser pro rata to and concurrent with the actual receipt of the then relevant portion of the Seller Dividend Portion Entitlement by Seller out of any Subsequent Distribution (up to the amount of the Seller Dividend Total Entitlement) according to the ratio between (x) the number of Additional Purchased Shares (i.e., 2,983,333 Ordinary Shares), and (y) the aggregate amount of the Seller Dividend Total Entitlement (i.e., NIS115,261,771), such that, for example, for every NIS1.00 million of dividend actually paid to Seller by the Company as part of a Subsequent Distribution, 25,883 Ordinary Shares out of the Additional Purchased Shares will be simultaneously transferred free and clear of any Liens to the Purchaser. For the avoidance of doubt, the Seller will not be obligated to transfer the Additional Purchased Shares prior to Closing. Each such event on which a pro rata portion of the Additional Purchased Shares is transferred against transfer of the pro rata portion of the Seller Dividend Total Entitlement shall be handled as a separate deferred closing event which would be subject to the Conditions Precedent and the delivery by the Parties of certain closing deliverables, all as set forth in ARTICLE VIII hereunder and in accordance with the terms and conditions set forth in Section 2.2.4 hereunder.

2.1.3.3. For the avoidance of any doubt, the Seller will be entitled to payment of the Seller Dividend Total Entitlement (or any portion thereof) out of Subsequent Distribution(s) only until it is fully paid out of such dividends, and the Purchaser will not be obligated to pay any amount out of the Seller Dividend Total Entitlement and/or to acquire any portion of the Additional Purchased Shares unless and until Subsequent Dividend(s) in sufficient amounts shall have been declared and actually paid. In any event, the Seller will not be entitled to payment of the Seller Dividend Total Entitlement (or any portion thereof) unless the Purchaser shall have obtained the applicable Additional Purchased Shares.

2.2. Consideration.

2.2.1. Assumption of Outstanding Note.

2.2.1.1. Subject to the terms and conditions of this Agreement which includes the fulfillment of the Conditions Precedent and the terms underlying the Hutchison Debt Assumption Arrangement, at the Closing the Purchaser shall assume the Outstanding Note (subject to the terms of the Hutchison Debt Assumption Arrangement) in exchange for the transfer by Seller to Purchaser of the Closing Purchased Shares. It is agreed that as of the Closing, Seller shall be released from all of its Liabilities under the Outstanding Note, all subject to the terms underlying the Hutchison Debt Assumption Arrangement and the mutual execution of the Advent Release.

2.2.1.2. Notwithstanding anything contained herein, the assumption of the Outstanding Note by Purchaser shall be subject to payment by Seller of any and all interest (including default interest) due through the Closing Date under the Outstanding Note so that the Outstanding Note is assigned to Purchaser in the framework of the Hutchison Debt Assumption Arrangement free and clear of any accrued interest thereunder (including default interest).

2.2.1.3. Without derogating from the Seller’s rights under Section 2.2.3, the assumption of the Outstanding Note and the Closing Cash Amount shall be the total consideration for the aggregate of the Closing Purchased Shares and the Additional Purchased Shares.

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2.2.2. Payment of Closing Cash Amount. Subject to the terms and conditions of this Agreement (including subject to such setoff rights provided in Section 2.2.3.3, Section 2.4.5 and Section 2.4.7 hereunder), the fulfillment of the Conditions Precedent and the fulfillment of the Seller’s obligations hereunder, at Closing, the Purchaser will pay to Seller the Closing Cash Amount and concurrently therewith Seller shall transfer to Purchaser the Closing Purchased Shares. The Purchaser shall pay the Closing Cash Amount to the Seller in New Israeli Shekels, by way of irrevocable wire transfer in immediately available funds to the account designated by the Seller (the “Seller Account”), which details (together with the wire transfer information) will be provided to the Purchaser, in writing, at least five (5) Business Days prior to the Closing.

2.2.3. Assignment of Dividend Portion.

2.2.3.1. General Assignment. At the Closing, Purchaser shall be deemed to have assigned to Seller the Seller Dividend Portion Entitlement, pursuant to which Seller will be entitled to receive the Seller Dividend Total Entitlement out of the first Subsequent Distribution, and any Subsequent Distribution thereafter until the amount of the Seller Dividend Total Entitlement is paid in full, all in accordance with the terms and conditions set forth herein and specifically in this Section 2.2.3 and Section 2.2.4. Once Seller has received, as a result of a Subsequent Distribution, an aggregate amount which equals to the amount of the Seller Dividend Total Entitlement, and subject to consummation of the Transaction, the Seller shall no longer be entitled to receive any dividend or interest associated with the Purchased Shares, and the Purchaser will be entitled to receive any and all remaining amount of such Subsequent Distribution. The Parties acknowledge that the Seller Dividend Portion Entitlement and respectively also the Seller Dividend Total Entitlement are attributable to Distributable Profits of the Company as of December 31, 2012. Notwithstanding the aforesaid, it is hereby agreed, that the Seller shall be entitled to be paid the full amount of the Seller Dividend Total Entitlement, out of the first Subsequent Distribution, and any Subsequent Distribution thereafter as provided for hereinabove, regardless of the specific fiscal period to which such dividend payment is allocated by the Company. Notwithstanding the foregoing and any other provision to the contrary in this Agreement, the assignment by Purchaser to the Seller of the Seller Dividend Portion Entitlement as provided above shall terminate upon an Assignment Cessation Event and may be suspended for a period of up to 60 days as provided in Section 2(j) of the Assumption Agreement.

2.2.3.2. Purchaser Record Holder. In the event that the Seller has not obtained through the Closing the entire amount of the Seller Dividend Total Entitlement, then at the Closing, the Purchaser shall issue irrevocable instructions to the Company to transfer into the Escrow Dividend Account for the benefit of Seller such amount of the Seller Dividend Portion Entitlement out of the aggregate amount of a Subsequent Distribution attributable to the Purchased Shares and up to the Seller Dividend Total Entitlement (the “Purchaser Closing Irrevocable Instructions”).

2.2.3.3. Seller Record Holder. In the event that the Seller shall own any of the Purchased Shares on the record date of a Subsequent Distribution, then, subject to

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consummation of the Transaction, (A) the Seller acknowledges that it will be entitled only to the Seller Dividend Portion Entitlement out of the aggregate amount per share underlying such Subsequent Distribution and will be deemed to have irrevocably assigned to Purchaser any amount of the dividend paid to Seller in connection with the Purchased Shares in excess of the Seller Dividend Total Entitlement (the “Excess Dividend Amount”); and (B) in the event that the Excess Dividend Amount is paid to Seller prior to Closing, then it will be reduced from the Closing Cash Amount due upon Closing, and in such event the Purchaser will be entitled to a set-off right in that respect (the “Closing Set-Off”); and/or (C) in the event that the applicable payment date of a Subsequent Distribution constituting, in whole or in part, in Excess Dividend Amount is scheduled to occur following the Closing, then upon Closing the Seller shall issue irrevocable instructions to the Company to transfer directly to Purchaser or a trust account designated by the Purchaser any Excess Dividend Amount on the applicable payment date (the “Seller Closing Irrevocable Instructions”).

2.2.3.4. Distribution Prior to Closing. In the event that prior to Closing the Seller has received a Subsequent Distribution, then Seller shall deliver to the Purchaser concurrent with Closing a number of Additional Shares in accordance with Section 2.1.3 calculated according to the portion of the Seller Total Dividend Entitlement received and a Deferred Closing in respect of the relevant number of Additional Purchased Shares shall take place simultaneously with the Closing, all in accordance with the provisions of Section 2.1.3 above.

2.2.3.5. Purchaser Covenants. Following the Closing, Purchaser shall be entitled to, inter alia, Transfer any of the Purchased Shares to any transferee at the Purchaser’s sole discretion, subject to the restrictions imposed by Applicable Law, provided that in connection with any sale or disposition of any of the Purchased Shares prior to Seller’s receipt of the Seller Dividend Portion Entitlement applicable to such Purchased Shares being sold or disposed of, the Purchaser shall also (i) transfer and the transferee shall assume, the obligations to pay any remaining Seller Dividend Portion Entitlement with respect to such Purchased Shares on the terms set forth herein, provided that the foregoing right of the Purchaser shall terminate upon the occurrence of an Assignment Cessation Event; and (ii) notify the Seller five (5) days prior to such Transfer regarding the identity of such transferee (which for the avoidance of doubt shall remain at the sole discretion of the Purchaser), provided that such Transfer would not adversely affect Seller’s rights to receive the full amount of the Seller Dividend Total Entitlement and would result in Seller receiving the full amount of the Seller Dividend Total Entitlement, and further provided that to the extent such Transfer results in Seller receiving an amount which is less than the Seller Dividend Portion Entitlement, then Purchaser undertakes to pay Seller the amount of the deficiency. Subject to the foregoing, Purchaser’s rights to Transfer the Purchased Shares would not be limited or restricted. Notwithstanding the aforementioned, the Purchaser will be entitled, at any time, to pay directly to Seller the remaining amount of the Seller Dividend Total Entitlement which has not yet been paid up to such Transfer, and upon such payment, the foregoing limitations will expire and become null and void with no further force and effect. In any event, once the Seller has received as a result of a Subsequent Distribution an aggregate amount equal to the Seller Dividend Total Entitlement, the foregoing limitations shall become null and void with no further force and effect.

2.2.4. Adjustment to Seller Dividend Portion Entitlement.

2.2.4.1. On or prior to the date of the first Deferred Closing or as soon as possible following December 31, 2012, the Seller will provide the Purchaser with a certificate

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issued by the Company’s CFO confirming the exact amount of the Distributable Profits, provided, however, that in the event that following such issuance of confirmation by the Company’s CFO and prior to a Subsequent Distribution, the amount of Distributable Profits as previously confirmed by Company’s CFO shall have been changed or updated or affected by an impairment (relating to the period prior to December 31, 2012), if applicable, for any reason whatsoever, then the Seller and/or the Purchaser will be entitled to request the CFO of the Company to issue a new and prevailing certificate confirming the updated number of the Distributable Profits of the Company as of December 31, 2012 (the “CFO Distributable Profits Confirmation”). The CFO Distributable Profits Confirmation shall be used and relied upon by the Parties in determining the relevant amounts of Distributable Profits for purposes of effecting a Subsequent Distribution.

2.2.4.2. In the event that the Distributable Profits of the Company as confirmed under the CFO Distributable Profits Confirmation, are less than NIS400 million, then the Seller Dividend Portion Entitlement and respectively also the Seller Dividend Total Entitlement payable to Seller, shall be reduced proportionately (“Seller Dividend Portion Entitlement Adjustment”), whereas the total number of Additional Purchased Shares shall not be changed in any way or manner. For example purposes only, in the event that on December 31, 2012, the Distributable Profits of the Company are determined to be NIS360 million, then the Seller Dividend Portion Entitlement will be reduced by 10% and will equal ~NIS2.313 (=90% * ~NIS2.57).

2.3. Escrow Arrangement.

2.3.1. At the Closing, each of the Seller and the Purchaser shall execute all the documents, agreements and other instruments required for the establishment of the escrow arrangement set forth hereunder which is designated to facilitate the consummation of the Deferred Closing(s), including in respect of the appointment of the Escrow Agent, establishment of the Escrow Dividend Account and the Escrow Additional Purchased Shares Account (the “Escrow Agreement”). The costs of the escrow services referred to above will be paid equally by the Seller and Purchaser.

2.3.2. Subsequent Distribution, or any portion thereof, will be deposited into the Escrow Dividend Account, in accordance with the Purchaser Irrevocable Instructions and/or the Seller Closing Irrevocable Instructions (the date upon which such amount is deposited, a “Dividend Deposit Date”). The Seller hereby agrees that the Purchaser will be entitled to pledge the Escrow Dividend Account in its favor subject to the provisions of this Section 2.3 and the rights to obtain the Additional Purchased Shares in exchange for the applicable portion of the Seller Dividend Total Entitlement.

2.3.3. Prior to or at a Dividend Deposit Date,

2.3.3.1. Seller and Purchaser shall deliver a jointly executed notice to the Escrow Agent setting forth the amount of the Seller Dividend Total Entitlement (or a portion thereof) that is expected to be deposited into the Escrow Dividend Account (“Dividend Deposit Amount”) and the number of Additional Purchased Shares to be received in the Escrow Additional Purchased Shares Account in consideration for the Dividend Deposit Amount (“Released Additional Shares”); and

2.3.3.2. Seller shall deliver to the Escrow Agent and Purchaser written confirmation (“Lien Release Notice”) executed by each Person that has a Lien or other interest in

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or with respect to any Released Additional Shares (“Lien Holder”) setting forth all of the following: (i) confirmation by such Lien Holder as to amounts owed to such Lien Holder and required to be paid to such Lien Holder so that upon such payment, the Lien Holder would fully and irrevocably release all such Liens (“Release Amounts”); (ii) the bank account information where such Release Amounts are to be paid; iii) irrevocable instructions (and appropriate release documents), executed by such Lien Holder pursuant to which, upon transfer of such Release Amounts, the Escrow Agent is irrevocably authorized to take all action necessary to fully release such Liens so that the Released Additional Shares are delivered free and clear of any Liens or any other rights or interests of such Lien Holder; and (iv) irrevocable consent that the Escrow Agent is authorized and instructed to release any and all Liens imposed on the applicable number of the Released Additional Shares, subject to receipt of the applicable Release Amounts by the Lien Holders; and

2.3.3.3. Seller shall deliver to the Escrow Agent and Purchaser written confirmation executed by both the Chairman of the Board of Directors of Seller and the Chief Financial Officer of the Seller (“Seller Confirmation”) setting forth (i) confirmation by the Seller that the Liens referred to in the Lien Release Notices with respect to the applicable Released Additional Shares of the applicable Lien Holder constitute the only Liens and third party interests in and with respect to such Released Additional Shares and that upon payment of the applicable aggregate Release Amounts no Liens shall exist with respect to such Released Additional Shares; (ii) no other Person other than the Lien Holder has any interests in the Released Additional Shares to be delivered in consideration thereof; and (iii) that once such Liens are released, there would be no restriction or other limitations whatsoever for such applicable Released Additional Shares to be registered in the name of the Purchaser in the shareholders registry of the Company as the sole beneficial owner thereof, free and clear of any and all Liens; and

2.3.3.4. Seller shall deliver to the Escrow Agent and Purchaser any other confirmations and/or documents requested by the Escrow Agent and/or the Purchaser to confirm and effect the release of any Liens with respect to the Released Additional Shares and the extinguishment of any third party rights in or with respect to such Released Additional Shares. The Seller Confirmation, together with the Lien Release Notices and any other documents requested pursuant to this sub-Section 2.2.3.5, shall be referred to collectively as the “Required Release Documents”.

2.3.4. The Parties shall instruct the Escrow Agent to first use any portion of the Dividend Deposit Amount for purposes of paying the applicable aggregate Release Amounts and releasing any and all Liens which may then be existing upon any of the Released Additional Shares against simultaneous transfer to the Escrow Agent of the Released Additional Shares (as further set forth in Section 2.1.3.2), so that on a Deferred Closing Date such Released Additional Shares are transferred to the Purchaser free and clear of any Liens. The Parties shall also instruct the Escrow Agent to act in a manner which shall be in compliance with the requirements set forth in the Hutchison Debt Arrangement.

2.3.5. Not later than three (3) Business Days following the receipt of the Required Release Documents and the satisfaction of the Conditions Precedent, the Escrow Agent will simultaneously (i) distribute to the applicable Lien Holders the applicable Release Amounts from the Escrow Dividend Account, and (ii) transfer to Purchaser, or a trust account designated by the Purchaser in the Escrow Agreement, the applicable number of Released Additional Shares from the Escrow Additional Purchased Shares Account, all pursuant to the pro-rata mechanism set forth in Section 2.1.3.2 (a “Deferred Closing”, and each date of which, a “Deferred Closing Date”).

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2.3.6. The Parties shall further instruct the Escrow Agent to act as follows:

2.3.6.1. In the event that upon the expiration of a thirty (30)-day period following the Dividend Deposit Date, and despite the reasonable commercial efforts and diligent acts of the Seller in connection with the release of the Additional Purchased Shares from any Liens and the timely transfer thereof to the Purchaser, the Released Additional Shares are not transferred and deposited into the Escrow Additional Purchased Shares Account and the Liens thereon are not released in full, then the Escrow Agent shall, upon the written request of Purchaser at any time following the expiration of such period, immediately transfer the amount deposited in the Escrow Agent Dividend Account to the Purchaser, or a trust account designated by the Purchaser in the Escrow Agreement, and return any Released Additional Shares deposited with the Escrow Agent to Seller, and as a result thereof, Seller’s right to receive the Seller Dividend Total Entitlement and the Seller Dividend Portion Entitlement that have not yet been paid, and Purchaser’s right to acquire any Additional Purchased Shares shall expire and terminate.

2.3.6.2. To provide each of the Parties with copies of the Required Release Documents and any other communications with the Company and/or the Debt Holder/s, immediately upon receipt thereof.

2.4. Taxes; Tax Withholding.

2.4.1. Each Party shall bear the payment of any Taxes to which it is subject as a result of this Agreement and consummation of the Transaction, unless otherwise explicitly provided in this Agreement.

2.4.2. If, at or prior to any payment being made under this Agreement, including the assumption by the Purchaser of the indebtedness under the Outstanding Note (collectively, the “Payments”), Seller provides the Purchaser with a valid certificate of tax exemption from the Israeli Taxes Authority which provides for a complete exemption from withholding in respect of the Payments under this Agreement to Seller, then the Purchaser shall pay the applicable Payment amount in its entirety and shall not withhold or deduct any amount of Tax from such applicable Payment amount under this Agreement.

2.4.3. If, at or prior to any Payment being made hereunder, Seller provides the Purchaser with a valid tax certificate from the Israeli Tax Authority which provides for a reduced withholding rate in respect of the Payments under this Agreement to Seller, then the Purchaser shall deduct and withhold from the applicable Payment amount payable to Seller an amount which is equal to the amount which reflects the reduced withholding rate specified in the tax certificate and shall pay the amount withheld to the applicable tax authority. In such event, the amount so withheld and paid to the tax authority shall be deemed paid by Purchaser to Seller on account of the entire applicable Payment amount.

2.4.4. If, at or prior to any Payment being made hereunder, Seller has not provided the Purchaser with a valid tax certificate from the Israeli Tax Authority, then the Purchaser shall be entitled to deduct and withhold from the applicable Payment amount the applicable amount required to be deducted and withheld pursuant to Israeli Applicable Law and shall pay the withheld amount to the applicable tax authority. In such event, the amount so withheld and paid to the tax authority shall be deemed paid by Purchaser to Seller on account of the entire applicable Payment amount.

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2.4.5. In the event that a valid certificate from the Israeli Taxes Authority for the full exemption from withholding taxes applicable to the assumption of the Outstanding Note shall not be furnished to the Purchaser by Closing, the Purchaser shall be entitled to withhold the Tax applicable to the assumption of the Outstanding Note and the Purchaser shall be entitled to offset the amount of the applicable withholding Tax from the Closing Cash Amount. In the event that the amount of such applicable withholding Tax is greater than the Closing Cash Amount, then in addition to such offset by the Purchaser, the Seller will be obligated to bear and pay to Purchaser on the Closing Date the excess Tax amount, without any liability to the Purchaser.

2.4.6. Any purported withholding of Tax the amount of which was forwarded to the relevant taxing authority, shall not be deemed a breach of this Agreement.

2.4.7. For the avoidance of any doubt, the Seller will be obligated to bear and pay any and all Taxes related to the consideration paid to it as set forth in Section 2.2 (“Seller Tax Liability”). To the extent that the Purchaser will be required by any Governmental Authority and/or otherwise becomes required under Applicable Law to pay any Tax Liability of Seller (or any portion thereof), then the Purchaser will pay such applicable amount, and accordingly (i) the Purchaser will be entitled to offset the amount underlying the Seller Tax Liability paid by Purchaser from the Closing Cash Amount, and (ii) in the event that the amount underlying the Seller Tax Liability is greater than the Closing Cash Amount, then the Seller hereby irrevocably undertakes to fully repay and indemnify the Purchaser in connection with the excess Tax amount actually paid by the Purchaser. For the avoidance of doubt, the provisions of Section 2.4.6 above will also apply to this Section, mutatis mutandis.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER WITH RESPECT TO SELLER AND PURCHASED SHARES

Seller hereby represents and warrants to the Purchaser, as of the Effective Date, and, except to the extent specifically related to an earlier date, again as of the Closing Date (and with respect to the Additional Purchased Shares, again as of each of the Deferred Closing Dates, as applicable) that the statements set forth in this ARTICLE III are true and correct, except as set forth on the disclosure schedules delivered by the Seller to the Purchaser concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement:

3.1. Ownership of Seller Shares. The Seller owns of record and beneficially 69,325,593 Ordinary Shares which currently represent 44.54% of the issued and outstanding share capital of the Company on a non-fully diluted basis (after excluding 4,467,990 dormant shares of the Company from the aggregate number of Ordinary Shares outstanding) and 42.48% (as of October 31, 2012, excluding dormant shares) on a fully diluted basis. Except for the Liens existing on the Additional Purchased Shares on the Effective Date which will be removed at or prior to the applicable Deferred Closing Date, the Purchased Shares when delivered by Seller to the Purchaser pursuant to this Agreement at the Closing will be free and clear of any and all Liens, other than the Hutchison Pledge which will continue to be in effect as of and following the Closing. Except for the Liens existing on the Additional Purchased Shares on the Effective Date which will be

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removed at or prior to the applicable Deferred Closing Date, no Person has claimed to be entitled to a Lien in relation to the Purchased Shares. Other than as set forth in Schedule 3.1, there are no Liens on the Purchased Shares and the Seller does not own, directly or indirectly, any other shares, warrants or securities of the Company or rights to acquire such shares, warrants or securities of the Company.

3.2. Organization; No Order.

3.2.1. The Seller is a corporation duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to own and operate its properties, to own the Purchased Shares and to carry on its business as conducted.

3.2.2. No order has been made and no petition has been presented or resolution passed for the winding up of the Seller or for the appointment of a liquidator or provisional liquidator to Seller. No receiver or administrative receiver has been appointed, nor any notice given of the appointment of any such person, over the whole or part of the business or assets of Seller. Seller would not be rendered insolvent as a result of or in connection with the consummation of the Transaction.

3.3. Authority; Seller Resolution. Seller has the requisite power, legal capacity and authority to enter into, execute and deliver the Agreement and to carry out its obligations hereunder. The execution and delivery by Seller of the Agreement and the consummation of the Transaction have been duly and validly authorized, including by the appropriate corporate organs (under the corporate governances of Seller, this Agreement and all of the transactions contemplated herein do not require the approval of the shareholders of the Seller). The Agreement has been duly and validly executed and delivered by Seller and, subject to the Condition Precedent, shall constitute a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally. The Board of Directors of the Seller, at a meeting duly called and held in compliance with Applicable Law, has, inter alia, (i) determined that this Agreement and the Transaction are fair to, and in the best interests of, the Seller and its shareholders; (ii) approved this Agreement and the consummation of the Transaction.

3.4. Consents and Approvals; No Violations. Except for the Third Party Approvals, no filing with, and no permit, license, authorization, declaration, consent or approval of, any public or Governmental Authority or other third parties is necessary to be obtained by Seller prior to the consummation of the Transaction. Upon receipt of the Third Party Approvals, neither the execution and delivery of this Agreement by Seller nor the consummation of the Transaction, nor compliance by Seller with any of the provisions hereof, will (a) conflict with or result in any breach of any provision of the constitutive documents of Seller, (b) violate any Applicable Law, (c) conflict with, result in a violation, breach, termination or expiration of, result in triggering any “change of control” or substantively similar provision under, or constitute (with or without due notice or lapse of time or both) a default under, give rise to acceleration of any payment or other right under, require any consent of, or notice to, any Person under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement, arrangement or other instrument or obligation, whether written or oral, to which Seller is directly or indirectly a party or by which it or its properties or assets may be bound, or (d) result in the imposition of any Lien upon any of the Purchased Shares; subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally.

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3.5. Litigation.

3.5.1. There is no Legal Proceeding pending or, to the Seller’s Knowledge, threatened, against the Seller, which, if adversely determined (a) would delay, hinder or prevent the consummation of the Transaction by the Seller, or (b) would have, a Material Adverse Effect on the ability of the Seller to perform its obligations hereunder.

3.5.2. Neither Seller nor any of its Affiliates has any claims, actions, causes of action or suits whatsoever against the Company and/or any of the Material Subsidiaries.

3.6. Compliance with Laws; Permits.

3.6.1. The Seller is, and has been in the past, in material compliance with the control permit issued to it by the MoC in respect of its holdings in the Company (the “Control Permit”). The Seller, to its Knowledge, is not under investigation, and there is no threat of impending investigation, with respect to any violation of the terms of the Control Permit, and no notice has been received by Seller being charged with violation of the Control Permit. The Seller has not received at any time any written notice from any Governmental Authority, or any other Person, regarding any actual, alleged, possible or potential involvement in, material violation of, or material failure to comply with the Control Permit. There are no Legal Proceedings pending or, to the Knowledge of the Seller, threatened, relating to the suspension, revocation or modification of the Control Permit.

3.7. No Undisclosed Liabilities. Except as set forth in Schedule 3.7, the Seller has no Indebtedness or Liabilities (including in respect of Tax matters) which (i) have, or reasonably likely to have a Material Adverse Effect; (ii) questions or challenges the validity, legality or effectiveness of the Transaction, this Agreement or any other ancillary transaction documents related thereto; or (iii) questions or challenges the ability of the Seller to consummate the Transaction, other than those specifically reflected on and fully reserved against in the Seller Financial Statements. Except as set forth in Schedule 3.7, the Seller received no written or oral notice of any kind from any Governmental Authority, or any other Person, regarding any actual, alleged, potential Liability or violation of, or failure to comply with, any of the terms relating to such Indebtedness or Liabilities or which may have the effect of the foregoing subsections (i)-(iii). Except as set forth in Schedule 3.7, (x) the Seller has not within the past twelve (12) months suffered any non-routine investigation by any Tax authority, and the Seller is not aware of any such investigation planned; and (y) Seller received no written or oral notice of any kind from any Tax authority with respect to any Tax Liability in a material scope which has not been fully paid or settled

3.8. Survival of Representations and Warranties. The representations and warranties set forth in this ARTICLE III, which shall be correct as of the Effective Date and again as of the Closing Date, shall survive the Closing or the Deferred Closing, as applicable, for purposes of Section 10.3.1.3 [Time Limitation], for a period of eighteen (18) months after the Closing, except that the representations and warranties set forth in Sections 3.1 [Ownership of Seller Shares] and Section 3.3 [Authority] shall survive the Closing, or the Deferred Closing, as applicable, without any time limitations other than the statute of limitations applicable by law.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER WITH RESPECT TO COMPANY

Seller hereby represents and warrants to the Purchaser, as of the Effective Date, and, except to the extent specifically related to an earlier date, again as of the Closing Date that the statements set forth in this Article ARTICLE IV are true and correct, except as set forth on the disclosure schedule delivered by the Seller to the Purchaser concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement:

4.1. Capitalization; ESOP; Material Subsidiaries.

4.1.1. The Company’s authorized share capital consists of NIS 2,350,000 divided into 235,000,000 Ordinary Shares. All shares in the Company have equal rights in all respects, except as set forth in Schedule 4.1.1 and in respect of the “Israeli shares” as further set forth in the articles of association of the Company. As of the Effective Date, the issued and outstanding share capital of the Company, on a fully diluted basis, is as set forth on Schedule 4.1.1. Schedule 4.1.1 also sets forth the issued and authorized share capital of each of the Material Subsidiaries. All shares in each of the Material Subsidiaries have equal rights in all respects, including with respect to voting rights and right to receive dividends.

4.1.2. All issued and outstanding share capital of each of the Company and the Material Subsidiaries (i) has been, and at the Closing will be, duly authorized and validly issued and outstanding and fully paid, and (ii) were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any other similar rights.

4.1.3. Except as set forth in Schedule 4.1.3, to the Seller’s Actual Knowledge, there is no Lien, and there is no agreement, undertaking or obligation to create a Lien, in relation to a share or unissued share in the share capital of any of the Material Subsidiaries and no Person has claimed to be entitled to a Lien in relation to any of the foregoing.

4.1.4. As of October 31, 2012, the number of options or other rights, whether absolute or contingent, granted by Company to purchase or receive Ordinary Shares was 7,548,648 (“Company Options”) and Schedule 4.1.4 sets forth the respective number of shares subject to each outstanding Company Option, and the applicable exercise price, expiration date and vesting date. Except for Company Options, there is no existing option, warrant, call, right or contract to which the Seller or the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares or other equity securities of the Company.

4.1.5. Except as set forth in Schedule 4.1.5, to the Knowledge of the Seller, there are no obligations, contingent or otherwise, of the Company or any of the Material Subsidiaries to (i) repurchase, redeem or otherwise acquire or sell any equity interests of the Company or any Material Subsidiary, or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise) any Person, or (iii) provide any guarantee for the benefit of Seller, Advent or any of their Affiliates or related or interested parties, or (iv) provide any material guarantee with respect to the obligations of any Person, except to the extent such material guarantee is (A) disclosed in the Company Financial Statements, or (B) granted in the Ordinary Course in an amount not in excess of NIS10 million.

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4.2. Organization; Authority; No Order.

4.2.1. Each of the Company and the Material Subsidiaries is a company or partnership duly organized and validly existing under the laws of Israel, and has all requisite corporate power and authority, required to own, operate its assets and properties as now owned and operated and to carry on its businesses as now conducted. A true and complete copy of the Memorandum and Articles of Association of the Company effective as the Effective Date is attached as Schedule 4.2.

4.2.2. No order has been made and no petition has been presented or resolution passed for the winding up of the Company and/or the Material Subsidiaries or for the appointment of a liquidator or provisional liquidator to the Company and/or the Material Subsidiaries. No receiver or administrative receiver has been appointed, nor any notice given of the appointment of any such person, over the whole or part of the business or assets of the Company and/or the Material Subsidiaries.

4.3. Consents and Approvals; No Violations. Except for the Third Party Approvals, no filing with, and no permit, license, authorization, declaration, consent or approval of, any public or Governmental Authority or other third parties is necessary to be obtained by the Company and/or the Material Subsidiaries prior to the consummation of the Transaction. Without derogating from anything contained herein, to the Seller’s Knowledge, the Company does not meet the notification thresholds under the HSR Act and no filing, consent or approval under the HSR Act is required to be obtained prior to the consummation of the Transaction. Upon receipt of the Third Party Approvals, neither the execution and delivery of this Agreement by Seller nor the consummation of the Transaction, nor compliance by Seller with any of the provisions hereof, will (a) conflict with or result in any breach of any provision of the constitutive documents of the Company and/or the Material Subsidiaries, (b) other than as set forth in Schedule 4.3, conflict with, result in a violation, breach, termination or expiration of, result in triggering any “change of control” or substantively similar provision under, or constitute (with or without due notice or lapse of time or both) a default under, give rise to acceleration of any payment or other right under, require any consent of, or notice to, any Person under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement, arrangement or other instrument or obligation, to which the Company and/or any Material Subsidiary is directly or indirectly a party or by which it or its properties or assets may be bound, or (c) result in the imposition of any Lien upon any of the shares or unissued shares in the capital of the Material Subsidiaries.

4.4. Litigation.

4.4.1. Except as set forth on Schedule 4.4, none of the Material Subsidiaries nor the Company is a party, or, to the Seller’s Actual Knowledge is threatened to be made a party, to any Legal Proceeding which is not reflected in the Company Financial Statements and as disclosed in immediate reports issued by the Company, and which (i) is reasonably likely to have a Material Adverse Effect; (ii) questions or challenges the validity, legality or effectiveness of the Transaction, this Agreement or any other ancillary transaction documents related thereto; or (iii) questions or challenges the ability of the Seller to consummate the Transaction.

4.4.2. Except as set forth on Schedule 4.4, there is no material Legal Proceeding pending, or to the Seller’s Actual Knowledge, threatened against the Company, which is not reflected under the Company Financial Statements and/or was otherwise disclosed in the Public Disclosures.

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4.5. Compliance with Laws; Permits.

4.5.1. To the Seller’s Actual Knowledge, each of the Company and the Material Subsidiaries is in material compliance with Applicable Law (a) that is applicable to the Company, the Material Subsidiaries and their respective operations, assets and businesses, and/or (b) the noncompliance with which is likely to adversely affect the consummation of the Transaction. To the Seller’s Actual Knowledge, neither the Company nor any of the Material Subsidiaries is under investigation, and there is no threat of impending investigation, with respect to the violation of Applicable Laws, and no notice has been received in respect of the Company and/or any of its Material Subsidiaries being charged with the violation of any Applicable Law, which is likely to have a Material Adverse Effect thereon or result in a penalty or fee being paid in excess of US$5 million.

4.5.2. To the Seller’s Actual Knowledge, each of the Company and its Subsidiaries has all material governmental permits, licenses and approvals that are required for its respective business as presently conducted (the “Company Permits”). The term “material” as used in the previous sentence only, means the absence of which would have an adverse impact of 7.5% or more on the financial condition or results of operation of the Company or any of its Subsidiaries. The Company and the Subsidiaries are in full compliance with the MoC License and with respect to any and all other Company Permits, in compliance in all material respects, and neither the Company nor any of the Subsidiaries is in receipt of any written or oral notice from any Governmental Authority, or any other Person, regarding any actual, alleged, possible or potential involvement in, material violation of, or material failure to comply with, any Applicable Laws or any Company Permit which are likely to have a Material Adverse Effect or which are likely to subject the Company or any of the Material Subsidiaries to fines or fees in excess of US$5 million. There are no Legal Proceedings pending or, to the Seller’s Actual Knowledge, threatened, relating to the suspension, revocation or modification of any Company Permit. Subject to the fulfillment of the Conditions Precedent, none of the Company Permits or their terms will be impaired, breached or adversely affected by the execution or consummation of the Transaction.

4.5.3. The Company has filed with the ISA and TASE as well as with the SEC and NASDAQ all forms, reports, schedules, statements, exhibits and other documents required to be filed under the applicable securities laws, as amended (collectively, the “Securities Documents”). As of its filing date, or if amended as of the date of the amendment, each Securities Document complied in all material respects with the applicable legal and administrative requirements and the applicable rules and regulations thereunder.

4.6. Financial Information.

4.6.1. The financial statements of the Company for the period ending on December 31, 2011 and for the 9-month period ending on September 30, 2012 (including any notes thereto, the “Company Financial Statements”), are correct and complete in all material respects, are consistent with the books and records of the Company and have been prepared in accordance with IFRS, consistently applied without modification of the accounting principles used in the preparation thereof throughout the periods involved. The Company Financial Statements fairly and truly present in all material respects the financial results, position and condition, assets, material liabilities, changes in shareholders’ equity, operating results and the cash flow of the Company, as of the dates, and for the periods, indicated therein in accordance with applicable IFRS, as applicable for the relevant period(s). To the Seller’s Actual Knowledge, all books,

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records and accounts of the Company are accurate and complete in all material respects and are maintained in all material respects in accordance with good business practice and Applicable Laws.

4.6.2. As of the Closing Date, the Net Debt of the Company shall not exceed NIS4.5 Billion (without taking into account any dividend payment made prior to the Closing) and the Seller will provide the Purchaser on the Closing Date with a certificate issued by the Company’s CFO, confirming the exact amount of Net Debt of the Company as of the Closing Date (“CFO Net Debt Confirmation”). It is acknowledged that as of the September 30, 2012 the Net Debt was NIS4.072 Billion.

4.7. No Undisclosed Liabilities. To the Seller’s Actual Knowledge, the Company has no material Indebtedness or Liabilities other than those (i) specifically reflected on and fully reserved against in the Company Financial Statements, (ii) incurred in the Ordinary Course since the date of the Company Financial Statements Date, or (iii) that are insignificant to the Company or any Material Subsidiary.

4.8. Absence of Certain Changes. To the Seller’s Actual Knowledge, since the Company Financial Statements Date (i) the Company and the Material Subsidiaries have conducted their respective businesses in the Ordinary Course, and (ii) other than as set forth on Schedule 4.8 and on the Public Disclosures, there has not been any event (or any event failed to occur), change, occurrence or circumstance, effect or other matter that, individually or in the aggregate with any such events, changes, occurrences, circumstances, effects or other matters, with or without notice, lapse of time or both, has had or could reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, to the Seller’s Actual Knowledge since the Company Financial Statements Date and other than as set forth on Schedule 4.8 and as disclosed on the Public Disclosures:

4.8.1. The Company has not declared any dividends or other distributions, or made any payment, to any of the Company’s shareholders and their respective Affiliates in their capacity as such or acquired any of their shares;

4.8.2. The Company and the Material Subsidiaries have not made any material changes to any of their accounting methods, policies, practices or principles, or Tax reporting principles, except as required by Applicable Law; or

4.8.3. The Company and the Material Subsidiaries have not committed, arranged or entered into any understanding to effect any of the foregoing.

4.9. Material Agreements. The consummation of the Transaction shall not adversely affect any of the Material Agreements or otherwise lead to or result in the termination or expiration of any Material Agreement, and unless any adverse action is taken by the Purchaser in connection therewith thereafter, all such Material Agreements shall remain following the Closing in full force and effect, and shall be carried out by all parties thereto according to past practice, unless terminated (i) in accordance with their terms, or (ii) as a result of the actions of the other party to such agreements, or (iii) by mutual consent.

4.10. Related Party Transactions. Except as set forth in Schedule 4.10 and as except as provided in the Company Financial Statements and in the Public Disclosures, neither Seller nor any of its Affiliates, nor to the Seller’s Actual Knowledge, any other Related Affiliate (i) owes any amount to the Company or any Subsidiaries nor does the Company or any Subsidiaries owe any

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amount to or committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Affiliate, (ii) owns any property or right, tangible or intangible, that is used by the Company or any Subsidiaries, (iii) has any claim or cause of action against the Company or any Subsidiaries or (iv) owns any direct or indirect interest of any kind (other than shares of a public company constituting less than 5% of such company’s issued and outstanding share capital) in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, customer, landlord, tenant, creditor or debtor of the Company or any Subsidiary or (v) is a party to an agreement with the Company or any Subsidiary.

4.11. Tax Matters. To the Seller’s Actual Knowledge, the Company and its Material Subsidiaries have accurately prepared and timely filed with the appropriate Governmental Authorities in all jurisdictions in which such fillings are required to be filed, all tax returns and filings that were required to be filed by them since January 1, 2010, giving effect to any extensions granted, and have paid all amounts or otherwise made appropriate reserves which were required to have been paid or reserved on or before the Closing Date.

4.12. Brokers and Financial Advisors. Except as disclosed on Schedule 4.12, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the Transaction and no Person is entitled to any fee or commission or like payment in respect thereof or in connection therewith (the “Finder Fee”). To the extent any Person is entitled to a Finder Fee, such shall be borne solely by Seller.

4.13. Survival of Representations and Warranties. The representations and warranties set forth herein, which shall be correct as of the Effective Date and again as of the Closing Date but shall survive the Closing or the Deferred Closing, as applicable for the purposes of Section 10.3.1.3 [Time Limitation], for a period of eighteen (18) months, except that the representations and warranties set forth in Sections 4.1 [Capitalization; ESOP; Material Subsidiaries] and Section 4.2 [only with respect to Authority; No Order] shall survive the Closing without any time limitations other than the statute of limitations applicable by law.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents and warrants to the Seller, as of the Effective Date, and, except to the extent specifically related to an earlier date, again as of the Closing Date (and with respect to the Additional Purchased Shares, again as of each of the Deferred Closing Dates), as follows:

5.1. Organization. The Purchaser is a private company duly organized and validly existing under the laws of Israel and has all requisite corporate power and authority, required to own and operate its assets and properties as now owned and operated and to carry on its businesses as presently conducted.

5.2. Authority. The Purchaser has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the consummation by the Purchaser of the Transaction have been duly and validly authorized. The Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

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5.3. No Violations. Except for the Third Party Approvals, no filing with, and no permit, license, authorization, declaration, consent or approval of, any public or Governmental Authority or other third parties is necessary to be obtained by Purchaser prior to the consummation of the Transaction. Upon receipt of the Third Party Approvals, neither the execution and delivery of the Agreement by the Purchaser, nor the consummation by the Purchaser of the Transaction, nor compliance by the Purchaser with any of the provisions hereof, will (a) conflict with or result in any breach of any provision of the Purchaser’s constitutive documents, or (b) violate any order, writ, injunction, decree, statute, rule or regulation of any court or Governmental Authority applicable to the Purchaser or any of its properties or assets.

5.4. Purchase Entirely for Own Account. The Purchaser is acquiring the Purchased Shares solely for its own account and not as a nominee, agent or trustee of any third party.

5.6. Sophisticated Investor. The Purchaser has sufficient knowledge and experience to evaluate the merits of the Transaction and the investment involved, and have the financial strength and ability to withstand any loss that may be suffered as a result thereof or in connection therewith.

5.7. Financial Resources. Upon and including the assumption of the Outstanding Note from Advent, the Purchaser has sufficient financial resources and commitments to consummate the Transaction and pay to Seller the entire consideration for the Purchased Shares.

5.8. Survival of Representations and Warranties. The representations and warranties set forth in this ARTICLE V shall survive the Closing or Deferred Closing, as applicable, for a period of eighteen (18) months, except that the representations and warranties set forth in Section 5.2 [Authority] shall survive the Closing without any time limitations other than the statute of limitations applicable by law.

ARTICLE VI

PRE-CLOSING COVENANTS

6.1. Covenants of the Seller.

6.1.1. Conduct of Business. Except as specifically required by this Agreement and subject to Applicable Law, from the Effective Date until the Closing Date (the “Interim Period”), the Seller will, and the Seller will exercise its rights in its capacity as a shareholder, to cause the Company and the Material Subsidiaries to:

6.1.1.1. conduct their businesses and operations in the Ordinary Course, in accordance with Applicable Law and past practice;

6.1.1.2. maintain in all material respects the books, accounts and records of the Company and the Material Subsidiaries in the Ordinary Course; and

6.1.1.3. comply in all material respects with all contracts and other material obligations of the Company and the Material Subsidiaries.

6.1.2. Restricted Actions. Without derogating from the above, (i) the Seller shall not take (and shall not permit its Affiliates to take) any of the following actions and

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activities, (ii) the following actions and activities shall be deemed not to be in the Ordinary Course, and (iii) to the extent relevant, the Seller will exercise commercially reasonable efforts, as a shareholder; to cause the Company and the Material Subsidiaries not to take any of the following actions, during the Interim Period:

6.1.2.1. any action which would adversely affect the ability of the Parties to consummate the Transaction including exercise of Seller’s voting power in a manner which is inconsistent with the terms of the Transaction or which may restrict or impede the Transaction or the consummation thereof;

6.1.2.2. Transfer the Purchased Shares or any portion thereof (except for the pledges already imposed on the Additional Purchased Shares), any material asset of the Company or any Material Subsidiary;

6.1.2.3. Issuance of additional notes, debentures, bonds or other similar instruments by Seller.

6.1.2.4. Transfer the Outstanding Note, except for such Transfer of the Outstanding Note to the Purchaser as specifically permitted herein;

6.1.2.5. amend or restate the Memorandum of Association or Articles of Association of the Company or any Material Subsidiary in any respect;

6.1.2.6. effect any reduction of capital of the Company or effect any redemption or repurchase of any share capital of the Company;

6.1.2.7. enter into any merger, consolidation, share exchange, reorganization or similar transaction involving the Company or any Material Subsidiary or engage in any new business or spin-off of assets;

6.1.2.8. voluntarily incur any liability or make, or enter into any commitment to make, any capital expenditure or acquisitions, in any single event or multiple events, in an aggregate annual amount greater than NIS10 million, and except as approved by the Board in the framework of the annual budget of the Company;

6.1.2.9. Except in the event of debt refinancing in the Ordinary Course, incur any Indebtedness that does not exist on the Effective Date, or increase any outstanding Indebtedness, of the Company or any Material Subsidiary in any single event or multiple events, in an aggregate annual amount greater than NIS10 million, provided that repayment or refinancing of any Indebtedness outstanding under any credit facility agreement shall not be restricted hereunder;

6.1.2.10. voluntarily enter into liquidation of the Company or any of the Material Subsidiaries;

6.1.2.11. modify or amend in any respect, terminate, waive or accelerate any rights under, or breach or cause any default to occur under any Material Agreement or enter into any contract which limits or impedes the ability of the Company or any Material Subsidiary to compete with or conduct any business or line of business or solicit the employment of any Person;

6.1.2.12. waive, cancel, compromise, settle or release any material right, debt, Legal Proceeding or claim, except in the Ordinary Course;

6.1.2.13. make a material change in its accounting or Tax reporting principles, methods or policies or make, change or revoke any Tax election, settle or compromise

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any Tax claim or liability or enter into a settlement or compromise, or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for tax purposes, or prepare or file any Tax return (or any amendment thereof) , except in the Ordinary Course; and

6.1.2.14. agree to any material change, amendment or any other alteration to the scope of employment and ordinary activities of officeholders of the Company and the Material Subsidiaries (the “Key Employees”), except with respect to employment arrangement relating to such Key Employees whose term of engagement terminates during the three (3) month period following the Effective Date and the identity of whom is set forth in Schedule 6.1.2.14, and further except in respect of year-end bonuses, or effect an across-the-board increase or improvement of the benefits, remuneration or terms of employment of the employees of the Company or any of the Material Subsidiaries or, except as otherwise required by Applicable Law or in the Ordinary Course, grant any bonus (including any employee retention, sale or other special bonus), options, shares, benefit or other direct or indirect compensation to any director, officer or employee or any consultant to the Company or any Material Subsidiary or modify or accelerate any option plan or the vesting or entitlement rights thereunder, other than in the Ordinary Course, or otherwise approve or adopt any “golden parachutes” arrangements with respect to any employees of the Company or any of the Material Subsidiaries.

6.1.3. Pre-Closing Affirmative Actions.

6.1.3.1. Seller undertakes to (and will cause its Affiliates to) use all voting powers and/or execute proxies or written consents, as the case may be, and to take all other actions necessary, to support, approve and otherwise ensure that the transactions contemplated herein are approved and consummated (to the extent a shareholder approval thereof (or any portion thereof) is required).

6.1.3.2. Seller shall exercise reasonable commercial efforts to obtain the consent of the various bondholders of the Seller for the consummation of the Transaction prior to December 31, 2012.

6.2. Access to Information. During the Interim Period, subject to the requirements and limitations of Applicable Law, the Seller will use commercially reasonable efforts to cause the Company to allow the Purchaser and its representatives and agents, access upon reasonable notice and during normal working hours to (i) such materials and information about the Company and the Material Subsidiaries as the Purchaser may reasonably request, (ii) members of management of the Company and the Material Subsidiaries, and (iii) properties and facilities books, financial information, contracts and records of the Company and the Material Subsidiaries. Subject to Applicable Law, prior to the Closing, the Seller shall cause the Company and the Material Subsidiaries to generally keep Purchaser reasonably informed as to all material matters involving the operations and businesses of the Company and the Material Subsidiaries. All non-public information provided to, or obtained by, Purchaser and its representatives and advisors in connection with the transactions contemplated hereby shall be deemed “Confidential Information” for purposes of this Agreement, provided that Purchaser and Seller may, in consultation with each other, disclose such information as may be necessary in connection with seeking necessary consents and approvals as contemplated hereby. No information provided to or obtained by Purchaser pursuant to this Section shall limit or otherwise affect the remedies available hereunder to Purchaser, or the representations or warranties of the Seller or the conditions to the obligations of the Purchaser.

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6.3. Third Party Approvals.

6.3.1. Each of the Purchaser and the Seller shall use its commercially reasonable efforts to apply for and obtain all of the Third Party Approvals, including, as promptly as practicable after the date of this Agreement, give all notices to, and make all filings with, all applicable Persons, that are necessary or advisable in connection therewith. The Purchaser and Seller shall reasonably cooperate with each other with respect to all such filings and procedures.

6.3.2. Notwithstanding the foregoing, in no event will Purchaser be obligated to propose, or agree to accept any condition or undertaking imposed or required by any Governmental Authority to obtain any Third Party Approvals, or otherwise agree to any settlement or decree, or take any other action that, in the reasonable discretion of the Purchaser, would adversely affect the business of the Company or any Material Subsidiary or Purchaser’s ability to consummate the Transaction contemplated hereby. Notwithstanding the foregoing, in no event will Seller be obligated to propose, or agree to accept any condition or undertaking imposed or required by any Governmental Authority to obtain any Third Party Approvals, or otherwise agree to any settlement or decree, or take any other action that, in the reasonable discretion of the Seller, would adversely affect the business of the Company or any Material Subsidiary or Seller or Seller’s ability to consummate the Transaction contemplated hereby.

6.3.3. Each Party shall provide any information reasonably requested for the purpose of obtaining the Third Party Approvals and such Party shall be solely and individually liable for the accuracy of any information it provides.

6.4. Financing; Purchaser Tax Ruling.

6.4.1. Seller and its Affiliates shall, and shall cause the Company and the Material Subsidiaries to, cooperate with the Purchaser and exercise commercially reasonable efforts to assist the Purchaser, without incurring any financial expense in connection with such assistance and cooperation, in obtaining the required information from the Company for purposes of obtaining financing required for the Purchaser to consummate the Transaction, including preparing financial information and making senior management of the Company and of the Material Subsidiaries reasonably available to any lenders.

6.4.2. Seller and its Affiliates shall, and shall make commercially reasonable efforts to cause the Company and the Material Subsidiaries to, cooperate with the Purchaser and exercise commercially reasonable efforts to assist the Purchaser, without incurring any financial expense or exposure in connection with such assistance and cooperation, in obtaining the Purchaser Tax Ruling.

6.5. Press Releases. The Parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transaction without the prior written consent of the other Party hereto which consent shall not be unreasonably withheld; provided, however, that a Party may, without the prior consent of the other Party hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event the Party required to make such press release or public announcement or filing shall, prior to making such release, announcement or

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filing, prepare and send to the other Party a draft thereof and will use its commercially reasonable efforts to allow the other Party reasonable time to comment on such release, announcement or filing in advance of its issuance and will in good faith consider and make every commercially reasonable effort to accept any reasonable comments of the other Party, and otherwise reach agreement with the other Party, as to the form and content of such release, announcement or filing before it is made public.

6.6. Notice of Certain Facts. During the Interim Period each of the Parties shall promptly notify and inform the other Party of (i) any material variance or incorrect statement in the representations and warranties made thereby hereunder (including in respect of the information disclosed on the disclosure schedules), as applicable; (ii) any material failure on such Party’s part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; or (iii) any institution of or written threat of institution of any material Legal Proceeding against such Party or the Company or any of the Material Subsidiaries related to this Agreement or the Transaction; provided, however, that the delivery of any notice pursuant to this Section shall not be deemed to qualify the representations and warranties made by such party, or to limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the parties hereto. No notification pursuant to this Section will be deemed to (w) amend or supplement the applicable disclosure schedules, (x) prevent or cure any misrepresentation, breach of warranty or breach of covenant, or limit or otherwise affect any rights or remedies available to the relevant party, (y) be deemed to qualify the representations and warranties given by such party, or (z) constitute a waiver by the other party of any rights available to such party under this Agreement.

6.7. No Shop. During the Interim Period (and with respect to the Additional Purchased Shares, until the last Deferred Closing Date), to the extent permissible by law, the Seller will not, directly or indirectly or permit any other Person on the Seller’s behalf to (i) entertain, solicit, initiate, encourage, knowingly facilitate, assist the making of any proposal or offer, (ii) enter into, continue or otherwise participate in negotiations, (iii) furnish to any Person any non-public information or grant any Person access to its properties, assets, books, contracts, personnel or records, (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other contract or (v) propose, whether publicly or to any director or shareholder, or agree to do any of the foregoing for the purpose of encouraging or facilitating any proposal, offer, discussions or negotiations; in each case relating to the sale, transfer, acquisition or disposition of any of the Purchased Shares and/or the Outstanding Note and/or any material amount of the assets of the Company or any of the Material Subsidiaries or any capital share or other ownership interests of the Company or any of the Material Subsidiaries, other than with the Purchaser. The Seller will immediately cease and cause to be terminated any such ongoing or existing negotiations, discussions or other communication, or contracts (other than with the Purchaser) with respect to the foregoing and will immediately cease providing and secure the return of any non-public information and terminate any access of the type referenced in clause (iii) above.

6.8. Cooperation in Section 350 Proceedings. In the event that the bondholders approval to the Transaction is not obtained by the Seller until December 25, 2012, Seller shall then cooperate with the Purchaser in pursuing Section 350 Proceedings for the approval of the Transaction.

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ARTICLE VII

CLOSING AND CONDITIONS TO CLOSING

7.1. Closing Date. The consummation of the Transaction (the “Closing”) will be held at the offices of Zellermayer, Pelossof, Rosovsky, Tsafrir, Toledano & Co., Adv., Rubinstein House, 12th Floor, 20 Lincoln St., Tel-Aviv, Israel, or at such other place as the Seller and Purchaser may agree, at 10:00 a.m. on a Business Day that the Seller and Purchaser may decide but not later than three (3) Business Days after all the Conditions Precedent shall have been fulfilled (unless specifically otherwise provided below) (the “Closing Date”).

7.2. Conditions Precedent to Obligations of the Parties to Close. The respective obligations of each Party to effect the Transaction shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions, unless waived in writing by the Seller and the Purchaser:

7.2.1. All Third Party Approvals shall have been obtained;

7.2.2. No injunction by any court of competent jurisdiction that prohibits the Closing, or permits the Closing but on terms and conditions not contained in, and materially deviate from, this Agreement, shall have been issued and remain in effect;

7.2.3. No change shall have occurred in Applicable Law that prohibits the Closing or the consummation of the Transaction or permits the Closing or the consummation of the Transaction, but on terms and conditions not contained in, and materially deviate from, this Agreement;

7.2.4. No Legal Proceedings shall have been commenced or threatened or claim or demand made against the Seller, the Company or any of the Material Subsidiaries, or Purchaser, seeking to restrain, prohibit, materially and adversely alter or limit, or to obtain substantial Damages with respect to or in connection with, the consummation of the Transaction and/or which is likely to render it impossible or unlawful to consummate the Transaction, or that would restrict or materially limit Purchaser’s ability to own the Purchased Shares or to assume the Outstanding Note or exercise its rights as a shareholder in the Company after the Closing;

7.2.5. Purchaser shall have obtained the Purchaser Tax Ruling on the assignment of the dividend as further set forth in Section 2.2.3 above, provided, that upon the lapse of thirty (30) days as of the Effective date, this Section 7.2.5 will no longer constitute a condition precedent and shall have no further force and effect. For the avoidance of any doubt, in the event that all conditions precedent set forth under this ARTICLE VII, except for this Section 7.2.5, are satisfied prior to the lapse of thirty (30) days following the Effective Date, then Closing may occur only after the lapse of a 30-day period following the Effective Date; and

7.2.6. All of the conditions precedent for the consummation of the Hutchison Debt Assumption Arrangement, as set forth thereunder, have been fulfilled or duly waived.

7.3. Conditions Precedent to Obligations of the Purchaser to Close. The obligation of the Purchaser to effect the Transaction shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions, unless waived in writing by the Purchaser:

7.3.1. Completion of Due Diligence by Purchaser, to the satisfaction of Purchaser, to be finalized by not later than the DD Completion Date, provided that if no Material DD Findings are revealed, then the Due Diligence shall be deemed to have been completed to the satisfaction of the Purchaser;

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7.3.2. The representations and warranties in ARTICLE III and ARTICLE IV shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date), provided, however, that in any event the representations and warranties set forth in Section 3.1 [Ownership of Seller Shares] and Section 3.3 [Authority] shall be true and correct in all respects, at and as of the Closing as if made at and as of such time;

7.3.3. All pre-Closing covenants to be performed by the Seller in accordance with ARTICLE VI of this Agreement shall have been completed and performed in all material respects;

7.3.4. The Closing Purchased Shares have been duly transferred to the Purchaser free and clear of any and all Liens, except from the Hutchison Pledge;

7.3.5. All of the Purchaser Directors have been nominated, elected and appointed to serve on the Board of Directors of the Company and the Material Subsidiaries as of the Closing Date and the Purchaser Directors shall constitute a majority of the members of the Board of Directors of the Company and the Material Subsidiaries and the resignation or removal of the Seller Resigning Directors shall have entered into effect;

7.3.6. None of the events specified in Section 6.1.2 (including all subsections thereto) has occurred;

7.3.7. The Seller shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing in all material respects;

7.3.8. All required consents and approvals shall have been obtained from all debt holders of Seller, as required under and in accordance with any Applicable Law and the terms and conditions of the applicable debt instruments (i.e., the indentures, debentures, notes, deeds, etc’);

7.3.9. Execution of the Seller Closing Irrevocable Instructions, to the extent applicable, in accordance with section 2.2.3.3 above;

7.3.10. The Purchaser and its Affiliates obtained the Purchaser Tax Ruling, provided, that upon the lapse of thirty (30) days following the Effective Date, this Section 7.3.11 will no longer constitute a condition precedent and shall have no further force and effect. For the avoidance of any doubt, in the event that all conditions precedent set forth under this Section 7.3, except for this Section 7.3.10, are satisfied prior to the lapse of thirty (30) days following the Effective Date, then Closing may occur only after the lapse of a 30-day period following the Effective Date;

7.3.11. There shall not have been or occurred any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or could reasonably be expected to result in (i) a Material Adverse Effect, or (ii) a default under bonds issued by the Company the underlying amount of such default is in excess of US$25 million, or (iii) a default under bonds issued by the Company the underlying

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amount of such default is less than US$25 million but results in an event of default with respect to any other debt the underlying amount of the latter is greater than US$25 million, or (iv) an acceleration of debt of the Company;

7.3.12. Purchaser shall have received all items specified in Section 7.5.1, unless specifically waived in writing by the Purchaser; and

7.4. Conditions Precedent to Obligations of the Seller to Close. The obligation of the Seller to effect the Transaction shall be subject to the satisfaction, at or, to the extent possible, prior to the Closing Date, of the following conditions, unless waived in writing by the Seller:

7.4.1. The representations and warranties in ARTICLE V shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date), provided, however, that in any event the representations and warranties set forth in Section 5.2 [Authority] shall be true and correct in all respects, at and as of the Closing as if made at and as of such time;

7.4.2. All pre-Closing covenants to be performed by the Purchaser in accordance with ARTICLE VI of this Agreement shall have been duly completed and performed in all material respects;

7.4.3. The Closing Cash Amount has been duly transferred to the Seller Account;

7.4.4. The Purchaser shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing in all material respects;

7.4.5. Execution of the Purchaser Closing Irrevocable Instructions, to the extent applicable, in accordance with section 2.2.3.2 above;

7.4.6. Seller shall have received all items specified in Section 7.5.2, unless specifically waived in writing by the Seller; and

7.4.7. The Advent Release has been executed by the relevant party of the Hutchison Group and submitted to Seller.

7.5. Closing. At or prior to the Closing, the following actions shall take place, all of which shall be deemed to have occurred simultaneously, and no action shall be deemed to have been completed or any document delivered until all such actions have been completed and all required documents delivered, unless waived by the relevant Party for whose benefit such action should have been completed or such document should have been delivered.

7.5.1. Seller’s Closing Deliverables. At Closing (and where applicable with respect to the Additional Purchased Shares, at each of the Deferred Closing Dates), the Seller shall deliver, or cause to be delivered, to the Purchaser the following:

7.5.1.1. counterpart original or copies of the Company Shareholders Agreement duly executed by the Seller;

7.5.1.2. one or more share certificates representing all the Purchased Shares or an affidavit of loss or destruction of such share certificate in a form reasonably

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satisfactory to the Purchaser and a share transfer deed in respect of the Purchased Shares to be sold by Seller, prepared in accordance with the Company’s organizational documents (the “Share Transfer Deed”), validly executed by the Seller as transferor of the Purchased Shares;

7.5.1.3. to the extent issued to Seller by the Israeli Tax Authority, a valid certificate which provides for an exemption from withholding or a reduced withholding rate or other arrangement agreed upon between the Seller and the Tax authority in respect of the payment of the Closing Purchase Price;

7.5.1.4. a certificate executed by the chief executive officer of Seller confirming the matters referred to in Section 7.3.2, Section 7.3.3, Section 7.3.4, Section 7.3.6, Section 7.3.7, Section 7.3.8, Section 7.3.9, Section 7.3.11;

7.5.1.5. a copy of the Company’s register of shareholders, certified by the secretary of the Company, showing the Purchaser as the holder of the Purchased Shares;

7.5.1.6. written resignation letters and release of claims (except for ongoing remuneration up to the Closing Date and entitlement to exculpation, indemnification and insurance, to the extent applicable) from each of the Seller Resigning Directors;

7.5.1.7. evidence of appointment or election of the Purchaser Directors as directors of the Company in accordance with the Articles of Association of the Company, and a copy of the Company’s register of directors, certified by the secretary of the Company, showing the Purchaser Directors as directors of the Company;

7.5.1.8. copies (certified to originals) or other evidence satisfactory to the Purchaser of each of the applicable Third Party Approvals;

7.5.1.9. minutes of all resolutions of the Seller required under the documents of incorporation of the Seller and/or any Applicable Law, approving the Transaction, the taking of related actions and the execution of this Agreement and any such other ancillary documents relating thereto;

7.5.1.10. copy of the Seller Closing Irrevocable Instructions, to the extent applicable, in accordance with section 2.2.3.3 above;

7.5.1.11. a copy of the CFO Net Debt Confirmation; and

7.5.1.12. a copy of the Escrow Agreement executed by Seller.

7.5.1.13. a copy of written approval by Seller to acquire shares of the Company from BLL (to the extent relevant).

7.5.2. Purchaser’s Closing Deliverables. At Closing, the Purchaser shall deliver to Seller the following:

7.5.2.1. counterpart original or copies of the Company Shareholders Agreement duly executed by the Purchaser;

7.5.2.2. a Share Transfer Deed with respect to the Purchased Shares, validly executed by the Purchaser as transferee of the Purchased Shares, except with respect to such portion of the Additional Purchased Shares which shall have not been transferred to the Purchaser upon the Closing Date;

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7.5.2.3. the payment of the Closing Cash Amount, by irrevocable wire transfer of immediately available funds to the Seller Account;

7.5.2.4. a certificate of the Purchaser confirming Section 7.4.1, Section 7.4.2, Section 7.4.4 and Section 7.4.5;

7.5.2.5. minutes of all resolutions of the Purchaser required under the documents of incorporation of the Purchaser and/or any Applicable Law, approving the Transaction, taking of related actions and the execution of this Agreement and such other ancillary documents relating thereto;

7.5.2.6. a copy of the Purchaser Closing Irrevocable Instructions, to the extent applicable, in accordance with section 2.2.3.2 above;

7.5.2.7. a copy of the Escrow Agreement executed by Seller; and

7.5.2.8. the Advent Release.

ARTICLE VIII

DEFERRED CLOSING

8.1. Deferred Closing Date. Each of the Deferred Closing will be held at the offices of the Escrow Agent or at such other place as the Escrow Agent, Seller and Purchaser may agree, at 10:00 a.m. on a Business Day that the Escrow Agent, Seller and Purchaser may decide but not later than five (5) Business Days after the applicable Conditions Precedent set forth in this ARTICLE VIII shall have been fulfilled (the “Deferred Closing Date”).

8.2. Conditions Precedent.

8.2.1. Joint Conditions Precedent to Obligations of the Purchaser and Seller to Close. The respective obligations of each Party to effect the transactions on each Deferred Closing shall be subject to the satisfaction, at or prior to each Deferred Closing Date, unless waived in writing by the Seller and the Purchaser, of Sections 7.2.1 [Third Party Approvals], 7.2.2 [No Injunction], 7.2.3 [No Change in Applicable Law] and 7.2.4 [No Legal Proceedings], mutatis mutandis.

8.2.2. Conditions Precedent to Obligations of the Purchaser to Close. The obligations of the Purchaser to effect the transactions on each Deferred Closing shall be subject to the satisfaction, at or prior to each Deferred Closing Date, unless waived in writing by the Purchaser, of Section 3.1 [Ownership of Seller Shares], Section 3.3 [Authority], Section 6.7 [No-Shop] and Section 2.3.5 [Receipt of the Released Additional Shares].

8.2.3. Conditions Precedent to Obligations of the Seller to Close. The obligations of the Seller to effect the transactions on each Deferred Closing shall be subject to the satisfaction, at or prior to the Deferred Closing Date, unless waived in writing by the Seller, of Section 2.3.5 [Receipt of the Release Amounts].

8.3. Deferred Closing Deliverables.

8.3.1. Seller’s Deferred Closing Deliverables. At each of the Deferred Closing Dates, the Seller shall deliver, or cause to be delivered, to the Escrow Agent or the Purchaser, with respect to the applicable Additional Purchased Shares, the items set forth in

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Section 7.5.1.2 [Share Certificates and Share Transfer Deed], Section 7.5.1.4 [Officer Certificate, as to the satisfaction of the conditions precedent set forth in Section 8.2.2 above], Section 7.5.1.5 [Company’s register of shareholders] and Section 7.5.1.8 [Third Party Approvals]. In addition, prior to the first Deferred Closing the Seller shall provide the Purchaser with a copy of the CFO Distributable Profits Confirmation.

8.3.2. Purchaser’s Deferred Closing Deliverables. At each of the Deferred Closing Dates, the Purchaser shall deliver, or cause to be delivered, to the Escrow Agent or the Seller, with respect to the applicable Additional Purchased Shares, the items set forth in Section 7.5.2.2 [Share Certificates and Share Transfer Deed].

ARTICLE IX

POST - CLOSING COVENANTS

9.1. Non-Solicitation.

9.1.1. Unless otherwise agreed to in writing by the Purchaser, for a period of four (4) years after the Closing, the Seller shall not, directly or indirectly, for itself or on behalf of or in conjunction with any other Person, nor will it permit any of its subsidiaries or Affiliates, directors, officers, employees or any other Person in its or their behalf, directly or indirectly, solicit or call upon any Person who is, at the time the Person is solicited or called upon, a Key Employee, for the purpose or with the intent of soliciting such employee away from or out of the employ of the Company or the Material Subsidiaries, or employ, hire or offer employment to any Person who is a Key Employee, except for any such Person whose employment was terminated by the Company or the Material Subsidiaries.

9.1.2. Section 9.1.1 above will not be deemed to prohibit the Seller from engaging in general media advertising or solicitation that may be targeted to a particular geographic or technical area but that is not targeted towards employees of the Company or the Material Subsidiaries.

9.2. Confidentiality. From and after the Closing Date, each of Seller and Purchaser shall not, and shall cause its respective directors, officers, employees and Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person (other than authorized officers, directors and employees of the Seller or Purchaser, as applicable, who need to know such information in order to perform any duties to the other Party related to the performance of the Transaction) or use or otherwise exploit for its own benefit or for the benefit of anyone other than the other Party, any Confidential Information. Notwithstanding the foregoing, the Seller (and its officers, directors and Affiliates) may disclose any Confidential Information if and to the extent disclosure thereof is specifically required by Applicable Law (including for purposes of private or public offering); provided, however, that in the event disclosure is required by Applicable Law (including for purposes of private or public offering), the Seller shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order. For purposes of this Section 9.2 only, “Confidential Information” means any information with respect to this Agreement and any negotiations and discussions in connection therewith, the Company and the Material Subsidiaries and their business, including methods of operation, customer lists, products, prices, fees, costs, technology, inventions, trade secrets, know-how, software, marketing methods, plans, Personnel,

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suppliers, competitors, markets or other specialized information or proprietary matters. Such terms shall not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder. Notwithstanding the foregoing, this Agreement may be provided and its terms may be disclosed: (i) by any party in connection with an enforcement of its rights hereunder; (ii) to each party’s advisors, auditors and financing sources and may be disclosed in financial statements of a party or its Affiliates as required by its auditors; (iii) to the direct and indirect owners of Purchaser; (iv) to third parties who conduct diligence with respect to any party or its Affiliates in connection with an investment or other transaction, provided such third parties agree to keep such information confidential, including pursuant to Applicable Law. Each party shall provide the other parties with a draft of the disclosure relating to this Agreement and/or the arrangements hereunder that it intends to include in any Schedule 13D or any other filings required under Applicable Law, if practicable at least 48 hours prior to filing so that such other parties shall have reasonable opportunity to review and provide comments, provided that final disclosure shall be as determined by the filing party in consultation with its legal advisor.

ARTICLE X

INDEMNIFICATION

10.1. Indemnification by the Seller. The Seller shall indemnify, defend and hold harmless the Purchaser from any and all Damages incurred by Purchaser with respect to or resulting from any breach by the Seller of the representations and warranties made in ARTICLE III and ARTICLE IV above.

10.2. Claims for Indemnification.

10.2.1. Any claim for indemnification arising under this ARTICLE X shall be defined as an “Indemnification Claim”. A Party from whom indemnification is sought pursuant to this ARTICLE X shall be defined as an “Indemnifying Party”. A Party entitled to indemnification pursuant to this ARTICLE X shall be defined as and “Indemnified Party”). The amount an Indemnified Party is entitled to pursuant to this ARTICLE X shall be defined as “Indemnification Entitlement Amount”.

10.2.2. The Indemnified Party shall promptly notify in writing the Indemnifying Party of the Indemnification Claim and the facts constituting the basis for such Indemnification Claim, provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any liability or obligation hereunder except if such delay or deficiency materially prejudices the defense of such claim, and then only to the extent of such material prejudice.

10.3. Limitations.

10.3.1. The indemnity obligations under Section 10.1 shall be further limited in the following manner:

10.3.1.1. Threshold Amount. No liability of the Seller under this ARTICLE X in connection with Indemnification Claim shall arise and the Indemnified Party will not be entitled to indemnification from it, unless and until the cumulative amounts of the Indemnification Entitlement Amounts due to it after the Closing Date or after or the Deferred

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Closing Date exceed US$1,500,000 (the “Threshold Amount”). Once the Threshold Amount has been met, where applicable, the Indemnified Party shall be entitled to receive the amount of its cumulative Indemnification Entitlement Amounts, including any and all amounts below the Threshold Amount. Notwithstanding the foregoing, the Threshold Amount shall not apply to (i) Indemnification Claims based upon or arising out of fraud or intentional misrepresentation of the Seller, (ii) the Seller’s liability for Damages resulting from or in connection with any breach of the representations and warranties set forth in Section 3.1 [Ownership of Seller Shares], Section 3.2 [Organization; No Order], Section 3.3 [Authority], Section 4.1 [Capitalization; ESOP; Material Subsidiaries] and Section 4.2 [Organization; Authority; No Order].

10.3.1.2. Maximum Liability. The maximum liability of the Seller under this ARTICLE X shall be NIS US$60 million (the “Seller Liability Cap”). Notwithstanding the foregoing, the Seller Liability Cap shall not apply to (i) Indemnification Claims based upon or arising out of fraud or intentional misrepresentation of the Seller, (ii) the Seller’s liability for Damages resulting from or in connection with any breach of the representations and warranties set forth in Section 3.1 [Ownership of Seller Shares], Section 3.2 [Organization; No Order], Section 3.3 [Authority], Section 4.1 [Capitalization; ESOP; Material Subsidiaries] and Section 4.2 [Organization; Authority; No Order]. In no event, except in the event of fraud or willful misconduct by Seller, shall Purchaser or any of its Affiliates seek or permit to be sought on behalf of Purchaser any Damages or any other recovery, judgment or damages of any kind, from any member of the Seller group other than the Seller in connection with this Agreement or the Transaction. Purchaser acknowledges and agrees that, except in the event of fraud or willful misconduct by Seller, it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Damages, any member of the Seller group (other than the seller to the extent provided in this Agreement), through the Seller or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of the Seller against any member of the Seller group, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any Applicable Law, or otherwise.

10.3.1.3. Time Limitation. No claim in respect of the representations and warranties set forth in ARTICLE III and ARTICLE IV shall be made after the lapse of the Survival Period, at which time such representations and warranties and all liabilities deriving therefrom shall be terminated, except that any claims first made prior to the lapse of such Survival Period may proceed after such period and until final settlement thereof (the “Indemnity Time Limitation”). Notwithstanding the foregoing, the Indemnity Time Limitation shall not apply to (i) Indemnification Claims based upon or arising out of fraud or intentional misrepresentation of the Seller, (ii) the Seller’s liability for Damages resulting from or in connection with any breach of the representations and warranties set forth in Section 3.1 [Ownership of Seller Shares], Section 3.2 [Organization; No Order], Section 3.3 [Authority], Section 4.1 [Capitalization; ESOP; Material Subsidiaries] and Section 4.2 [Organization; Authority; No Order].

10.3.1.4. Consideration Adjustments. All amounts paid with respect to the indemnity claims under this Agreement shall be treated by the Parties hereto for all Tax purposes as a consideration adjustment, unless such payments are required to be treated differently by applicable laws, rules or regulations.

10.4. Purchaser Liability Cap. In no event shall Seller or any of its Affiliates seek or permit to be sought on behalf of Seller any Damages or any other recovery, judgment or damages

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of any kind, from any member of the Purchaser Group other than the Purchaser in connection with this Agreement or the Transaction. The Seller acknowledges that Purchaser is a newly-formed company and does not have any material assets except in connection with this Agreement. The provisions of this Section 10.4 are intended for the benefit of and be enforceable by each member of the Purchaser Group.

10.5. Losses Resulting from a Third Party Claim. In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought hereunder (a “Third Party Claim”), the Indemnified Party shall promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the Indemnifying Party (“Indemnification Notice”). The Indemnifying Party, shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Party, and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any losses indemnified against hereunder; provided that the Indemnifying Party shall have acknowledged in writing to the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder. If the Indemnifying Party, elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any losses indemnified by it hereunder, it shall within seven (7) Business Days of the Indemnified Party’s Indemnification Notice of such Third Party Claim (or sooner, if the nature of the Third Party Claim so requires) notify the Indemnified Party of its intent to do so; provided, that the Indemnifying Party must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard. If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any losses indemnified against hereunder, fails to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify the Indemnified Party for such losses under this Agreement, the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the Indemnified Party defends any Third Party Claim, then the Indemnifying Party shall reimburse the Indemnified Party for the expenses of defending such Third Party Claim upon submission of periodic bills. If the Indemnifying Party shall assume the defense of any Third Party Claim, the Indemnified Party may participate, at his or its own expense, in the defense of such Third Party Claim; provided, however, that the Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate, or (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable. The parties hereto agree to provide reasonable access to the other party to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything in this Section to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless the claimant or claimants and such party provide to such other party an unqualified release from all liability in respect of the Third Party Claim. If the Indemnifying Party makes any payment on any Third Party Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Third Party Claim. The Indemnified Party shall not be entitled to double damages resulting from any losses that were already indemnified by the Indemnifying Party.

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ARTICLE XI

TERMINATION

11.1. Termination. This Agreement may be terminated:

11.1.1. at any time, by the mutual written consent of the Seller and the Purchaser; and

11.1.2. by the Seller or the Purchaser at any time after the Deadline Date, if the Closing has not occurred as of such date and the party seeking termination is not then in breach of any of the terms of this Agreement and has used its commercially reasonable efforts to fulfill its conditions to Closing; provided, however, that notwithstanding anything to the contrary in this Agreement, if on the Deadline Date the MoC Approval or the Antitrust Approval has not been obtained, then the Deadline Date will be automatically extended by until the Extended Deadline Date and the Parties shall not have the right to terminate this Agreement pursuant to this Section 11.1.2 until the end Extended Deadline Date.

11.1.3. by either the Purchaser or the Seller, if any Governmental Authority has issued an un-appealable order, injunction, decree or ruling or taken any other action enjoining, restraining or otherwise prohibiting the Transaction.

11.1.4. by Purchaser in the event any Third Party Approval contains terms that materially and adversely affect the business of the Company or any Material Subsidiary, Purchaser’s ability to consummate the Transaction.

11.1.5. by Seller in the event any Third Party Approval contains terms that materially and adversely affect the business of the Company or any Material Subsidiary or the Seller or Seller’s ability to consummate the Transaction.

11.1.6. by the Purchaser, if the Seller shall have materially failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of the Seller shall have become materially untrue, in either case such that the conditions set forth in Section 7.2 and 7.3 would not be satisfied and such breach is not capable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days following receipt by the Seller of written notice of such breach from the Purchaser; provided, however, that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 11.1.6 if at the time such termination is sought the Purchaser is then in breach of any of the terms of this Agreement or has not used its commercially reasonable efforts to fulfill its conditions to Closing.

11.1.7. by the Seller, if the Purchaser shall have materially failed to perform any of the Purchaser’s covenants or agreements set forth in this Agreement, or if any representation or warranty of the Purchaser shall have become materially untrue, in either case such that the conditions set forth in Section 7.4 would not be satisfied and such breach is not capable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days following receipt by the Purchaser of written notice of such breach from the Seller; provided, however, that the Seller shall not be entitled to terminate this Agreement pursuant to this Section 11.1.7 if at the time such termination is sought the Seller is then in breach of any of the terms of this Agreement and has not used its commercially reasonable efforts to fulfill its conditions to Closing.

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Except as specifically provided otherwise herein, any termination of this Agreement under this Section 11.1 shall become effective by the delivery of written notice by the terminating party to the other party.

11.2. Effect of Termination. Upon termination of this Agreement pursuant to this ARTICLE XI, this Agreement and the rights and obligations of the Parties under this Agreement end without any liability against any Party or its Affiliates, except that nothing in this Section 11.2 shall relieve any party from liability pursuant to the breach of any provisions of this Agreement prior to termination and the provisions of Section 9.2 [Confidentiality], ARTICLE X [Indemnification; Purchaser Liability], this Section 11.2 [Effect of Termination] and ARTICLE XII [General Provisions] will remain in force and survive any termination of this Agreement.

ARTICLE XII

GENERAL PROVISIONS

12.1. Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by telecopy, mailed by registered or certified mail (postage prepaid, return receipt requested), or delivered by internationally recognized courier to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Seller:

Scailex Corporation Ltd.,

48 Ben Zion Galis St.,

Segula Industrial Area, Petach Tikva, Israel, 49277

Fax: 972-3-9314422

Attn: Yahel Shachar, CEO

With copy to (which shall not constitute a notice):

Yossi Avraham & Co.

3 Daniel Frisch St.

Tel Aviv 64731

Fax: 972-3-6963801

Attn: Yossi Avraham, Adv.

And a copy to (which shall not constitute a notice):

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

One Azrieli Center, Round Building

Tel Aviv 67021, Israel

Fax: +972-3-607-4433

Attn: Rona Bergman Naveh, Adv.

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If to the Purchaser:

S.B. Israel Telecom Ltd.

c/o Saban Capital Group, Inc.

10100 Santa Monica Boulevard

Los Angeles, CA 90067

Fax: +1-310-557-5215

Attn: Adam Chesnoff & Niveen S. Tadros

With copy to (which shall not constitute a notice):

Zellermayer, Pelossof, Rosovsky, Tsafrir, Toledano & Co.

The Rubinstein House

20 Lincoln Street, Tel Aviv 67134

Fax: +972-3-6255500

Attn: Miki Zellermayer, Adv. and/or Lior Oren, Adv.

The Parties hereto agree that notices or other communications that are given in accordance herewith (i) by personal delivery or by telecopy will be deemed received on the day delivered or transmitted (with electronic confirmation of receipt in the case of telecopy) or on the first Business Day thereafter if not delivered or transmitted on a Business Day, and (ii) by registered or certified mail, will be deemed received five (5) Business Days immediately following the date mailed.

12.2. Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

12.3. Entire Agreement. This Agreement (including the Schedules referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings both written and oral, between the Parties, with respect to the subject matter hereof; and (b) except as specifically set forth herein, is not intended to nor shall it confer upon any other third party any rights, benefits or remedies of any nature whatsoever.

12.4. Assignment. Neither the Seller nor the Purchaser may assign its rights or obligations under this Agreement without the prior written approval of the other party, provided, however, that Purchaser shall be entitled to assign all (but not less than all) of its rights and obligations under this Agreement to any Affiliate of the Purchaser or any Affiliate of any of the Fund Entities, provided that such assignment will not delay or impede the fulfilment of Purchasers undertakings hereunder or the Conditions Precedent.

12.5. Governing Law; Jurisdiction; Arbitration.

12.5.1. This Agreement and all claims, conflicts, disputes and other matters arising out of or related hereto shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the conflicts of law principles or rules of such state, to the extent such principles or rules are not mandatorily applicable by statute and would permit or require the application of the laws of another jurisdiction.

12.5.2. Subject to the exclusive arbitration mechanism set forth below, to the extent a court decision is required for any reason, the Parties hereto irrevocably submit to the exclusive jurisdiction of the competent courts in Israel located in City of Tel-Aviv, over any dispute arising out of or relating to the Transaction. Each Party hereby irrevocably agrees that all claims in respect of such dispute or proceeding will be heard and determined in such courts (and

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the courts hearing appeals from such courts). The Parties hereby irrevocably waive, to the fullest extent permitted by Applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum in connection therewith.

12.5.3. In the event that any dispute or disagreement arises between the parties hereto with regard to any matter concerning this Agreement and/or implementation and/or interpretation thereof (or resulting therefrom) (a “Dispute”), the parties to the Dispute shall be obligated to refer the Dispute to the decision of an arbitrator, as an exclusive forum, whose decision shall be final and binding. The arbitrator shall be appointed by the mutual consent of the Parties, and if such consent is not obtained within five (5) Business Days then the arbitrator shall be appointed by the Arbitration Institution of the Israeli Bar Association upon the request of any of the parties (the “Arbitrator”). This Section shall constitute an arbitration agreement between the parties and the rules of the Arbitration Institution of the Israeli Bar Association shall apply, including the availability of appeal before a panel of arbitrators. The Arbitrator shall decide the Dispute within a maximum of sixty (60) days from the commencement date of the arbitration proceedings and shall be bound by the substantive law but shall not be bound by the laws of evidence and by the rules of procedure. The arbitration shall be handled in Israel and in English. The costs and expenses associated with the arbitration (other than attorney fees which will be borne by each of the parties in Dispute) shall be borne equally by the Parties, except that the Arbitrator shall be authorized to hold that the Party whose claim was rejected would bear all or substantial part of such costs and expenses.

12.6. Further Action. The Seller and the Purchaser shall each use (and shall cause their respective Affiliates to do the same) its commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the Transaction.

12.7. Severability; Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

12.8. Remedies. The Parties agree that irreparable damage would result if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly acknowledged that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which the Parties are entitled at law or in equity. Each Party to this Agreement hereby agrees to waive the defense in any such suit that the other Party to this Agreement has an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the proprietary of an injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief.

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12.9. Amendment; Waiver. Any Party may waive any provision hereof intended for its benefit in writing. No failure or delay on the part of any Party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof. The waiver of certain rights or remedies hereunder arising from any specific occurrence or event shall not operate as a waiver of any other rights and/or remedies related to such occurrence or event or a waiver of any rights or remedies hereunder arising from any other occurrence or event. This Agreement may be amended and any provision waived with the prior written consent of the Seller and the Purchaser.

12.10. Mutual Drafting. The parties hereto agree that they have jointly drafted and have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

12.11. Expenses. Except as otherwise set forth herein, all costs, fees and expenses incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement or any other agreement contemplated herein and in closing and carrying out the Transaction and thereby shall be paid by the Party incurring such cost or expense. This Section 12.11 shall survive the termination of this Agreement. In the event that any of the Parties has employed any broker, finder, or financial advisor or incurred any liability for any brokerage fee or commission, finders’ fee or financial advisory fee, in connection with this Agreement or any other agreement contemplated herein, the Party engaging such broker, finder, or financial adviser shall be solely liable for meeting such liability.

12.12. Construction. For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; (ii) references herein to “Articles,” “Sections,” “subsections” “Exhibit”, “Schedule” and other subdivisions, without reference to a document are to the specified Articles, Sections, subsections, Exhibits, Schedules and other subdivisions of this Agreement; (iii) a reference to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears; (iv) the words “herein,” “hereof,” “hereunder,” “hereby” and other words of similar import refer to this Agreement as a whole and not to any particular provision; (v) the words “include,” “includes” and “including” are to be read as listing non-exclusive examples of the matters referred to and deemed to be followed by the phrase “without limitation”; (vi) all accounting terms used and not expressly defined herein have the respective meanings given to them under IFRS, as applicable; (vii) any reference herein to any Applicable Law or legal requirement (including to any statute, ordinance, code, rule, regulation, or any provision thereof) shall be deemed to include reference to such Applicable Law and or to such legal requirement, as amended, and any legal requirements promulgated thereunder or successor thereto; (viii) where this Agreement states that a party “will” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement; and (ix) any reference to a contract or other document as of a given date means the contract or other document as amended, supplemented and modified from time to time through such date.

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12.13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

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IN WITNESS WHEREOF, each of the Seller and the Purchaser has caused this Share Purchase Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

SCAILEX CORPORATION LTD.

By:	/s/ Yahel Shachar
	Name:	Yahel Shachar
	Title:	CEO

S.B. ISRAEL TELECOM LTD.

By:	/s/ Adam Chesnoff
	Name:	Adam Chesnoff
	Title:	Director